

HMN Financial, Inc.

2010 Annual Report

Financial Highlights	1
Letter to Shareholders and Customers	2
Five-year Consolidated Financial Highlights	4
Management's Discussion and Analysis	5
Consolidated Financial Statements	26
Notes to Consolidated Financial Statements	30
Report of Independent Registered Public Accounting Firm	56
Other Financial Data	57
Selected Quarterly Financial Data	58
Common Stock Information	60
Board of Directors	61
Corporate and Shareholder Information	Inside Back Cover
Directors and Officers	Inside Back Cover

HMN Financial, Inc. and Home Federal Savings Bank are headquartered in Rochester, Minnesota. Home Federal operates ten full-service banking facilities in Minnesota and two in Iowa. Home Federal Private Banking operates branches in Rochester and Edina, Minnesota.

FINANCIAL HIGHLIGHTS

Received SEC
MAR 30 2011
Washington, DC 20549

Operating Results: *(Dollars in thousands, except per share data)*	At or For the Year Ended December 31, 2010	2009	Percentage Change
Total interest income	**$ 48,270**	57,771	(16.4)%
Total interest expense	**17,259**	23,868	(27.7)
Net interest income	**31,011**	33,903	(8.5)
Provision for loan losses	**33,381**	26,699	25.0
Net interest income (loss) after provision for loan losses	**(2,370)**	7,204	(132.9)
Fees and service charges	**3,741**	4,137	(9.6)
Loan servicing fees	**1,067**	1,042	2.4
Securities gains, net	**0**	5	(100.0)
Gain on sales of loans	**1,987**	2,273	(12.6)
Other non-interest income	**476**	625	(23.8)
Total non-interest income	**7,271**	8,082	(10.0)
Total non-interest expense	**27,556**	31,689	(13.0)
Loss before income tax expense (benefit)	**(22,655)**	(16,403)	(38.1)
Income tax expense (benefit)	**6,323**	(5,607)	212.8
Net loss	**(28,978)**	(10,796)	(168.4)
Preferred stock dividends and discount	**(1,784)**	(1,747)	(2.1)
Net loss available to common shareholders	**$(30,762)**	(12,543)	(145.3)
Per Common Share Information:			
Loss per common share and common share equivalents			
Basic	**$ (8.17)**	(3.39)	
Diluted	**(8.17)**	(3.39)	
Stock price (for the year)			
High	**$ 6.78**	6.85	
Low	**2.47**	1.52	
Close	**2.81**	4.20	
Book value	**10.51**	17.94	
Price to book value	**26.74%**	23.41%	
Financial Ratios:			
Loss on average assets	**(2.98)%**	(1.00)%	(198.0)%
Loss on average common equity	**(31.73)**	(10.33)	(207.2)
Net interest margin	**3.36**	3.33	0.9
Operating expense to average assets	**2.84**	2.95	(3.7)
Average equity to average assets	**9.40**	9.73	(3.4)
Equity to total assets at year end	**7.90**	9.64	(18.0)
Non-performing assets to total assets	**9.59**	7.47	28.4
Efficiency ratio	**71.98**	75.48	(4.6)

Balance Sheet Data: *(Dollars in thousands)*	December 31, 2010	2009	Percentage Change
Total assets	**$880,618**	1,036,241	(15.0)%
Securities available for sale	**151,564**	159,602	(5.0)
Loans held for sale	**2,728**	2,965	(8.0)
Loans receivable, net	**664,241**	799,256	(16.9)
Deposits	**683,230**	796,011	(14.2)
FHLB advances and Federal Reserve borrowings	**122,500**	132,500	(7.5)
Stockholders' equity	**69,547**	99,938	(30.4)
Home Federal Savings Bank regulatory capital ratios:			
Tier I or core capital	**7.60%**	8.64%	(12.0)%
Tier I capital to risk weighted assets	**9.72**	10.87	(10.6)
Risk-based capital	**10.97**	12.12	(9.5)



Dear Shareholder:

2010 presented our institution with several challenges, and the uncertain economic environment continues into 2011. Yet Home Federal Savings Bank remains steadfast in its mission to provide our customers with a secure financial institution to support their banking needs. Celebrating more than 75 years of doing business, we have survived a number of difficult situations and have seen several economic cycles. I'm confident that Home Federal is taking the steps to rebuild and refocus after the most recent recession. We will also benefit from the new policies and procedures we adopted this year. We believe that these will even further strengthen our community bank and its operations.

Before I recap these changes, I would like to outline the situation we faced in 2010 and how it impacted Home Federal. The weak demand for single-family homes, which began in 2008, became more pronounced in the second half of 2010, largely attributable to the expiration of the First-Time Home Buyer Tax Credit program. Concurrently, the inventory of homes for sale in our markets continued to grow, due, in part, to the high number of foreclosed properties from other financial institutions. Although Home Federal's portfolio of foreclosed single-family homes remained relatively low, the continuing weakness in the real estate marketplace negatively impacted our commercial loan portfolio, which strongly ties our bank to real estate developers, home builders and other businesses dependent on the housing market. As a result, the value of the real estate that secures some commercial loans declined, and our loan loss provision and level of nonperforming assets increased.

Recognizing the unpredictable market and the continuing downward trends of our housing related loans, we developed and implemented a strategic plan of action that included the hiring of a Chief Credit Officer, a new position, in the first quarter of 2010. Our new Chief Credit Officer now oversees all lending activities for the organization, and has made improvements to our commercial lending policies and procedures to better ensure that all new loan requests are carefully analyzed in order to reduce our credit risk exposure.

Moreover, Home Federal's Risk Asset Department, which we launched in 2009, is now also overseen by the Chief Credit Officer. This department is responsible for preparing remediation plans for all large classified assets in order to improve the ultimate collection of these loans. In 2010, it successfully rehabilitated, collected, or liquidated more than $39 million of these assets. We also implemented new internal loan review and risk rating procedures as an early-warning system to identify potential performance and documentation issues. These have allowed us to react to adverse conditions much earlier than in the past.

We proactively and aggressively implemented these new changes, among others, to better identify credit risk in the commercial loan portfolio. While this increased our provision for loan losses in the short term, we believe that identifying potential problems early will be beneficial to Home Federal as we progress, reducing the risks of future losses on these credits over the long-term.

During the year, we also reviewed our loan portfolio for concentrations and exposures to industries posing higher credit risks, and installed a plan to reduce future investments in these types of assets. The reduction in these assets played a major role in positioning Home Federal to reduce our reliance on wholesale funding sources. During the year, we reduced our use of brokered deposits by more than $100 million.

While we focused on implementing these measures to improve the credit quality of our commercial loan portfolio, 2010 was also a year of progress on several other fronts for Home Federal. Our retail deposit staff, for example, remained committed to building our core customer base, and our retail account relationships continued to grow throughout the year. Our staff also accepted a challenge at the beginning of the year to increase customer enrollment in our e-statement program. This delivery method improves customer data security while at the same time reducing postage and paper costs. Our efforts in this area resulted in a 70 percent increase in customer e-statement enrollment, placing Home

Federal well ahead of national enrollment averages. We also successfully converted our retail customer debit card system, whereas our previous system required two separate vendors to support the markets we serve, the new system reduces this to one vendor which has made the system less cumbersome for our customers while lessening support costs.

We also recognized that we needed to augment our single family mortgage loan origination procedures in order to remain competitive and compliant with the sweeping regulatory changes that took place in 2010. This was achieved by refining our procedures, and enabled our mortgage division to deliver strong results both in term of revenues and margins.

Finally, in order to improve the results in the Investment Services area, we changed our broker dealer during the year. We joined forces with Minnesota based PrimeVest, a company that works exclusively with community banks. Their state-of-the-art system has improved access to account information for our customers and has had the added benefit of reducing our back office administrative costs.

Looking forward into 2011, I believe we have positioned ourselves for a return to more favorable results, largely through efforts we have already adopted — assembling the appropriate, skillful personnel; adopting additional procedures and safeguards; and dedicating the resources necessary to move beyond the economic recession. Home Federal remains a safe place for our customers to keep their checking accounts and save for the future. With a Tier 1 capital ratio of 7.60 percent and a risk-based capital ratio of 10.97 percent, at December 31, 2010, we were considered well-capitalized by current regulatory standards.

On a final note, I would like to thank our shareholders for their loyalty, our talented team for their dedication and our customers for their continued support. Together, I believe that our future is bright and Home Federal will be successful.

Respectfully,



Bradley Krehbiel
President

Selected Operations Data:

(Dollars in thousands, except per share data)	Year Ended December 31, **2010**	2009	2008	2007	2006
Total interest income	**$ 48,270**	57,771	66,512	77,523	67,527
Total interest expense	**17,259**	23,868	32,796	38,823	28,841
Net interest income	**31,011**	33,903	33,716	38,700	38,686
Provision for loan losses	**33,381**	26,699	26,696	3,898	8,878
Net interest income (loss) after provision for loan losses	**(2,370)**	7,204	7,020	34,802	29,808
Fees and service charges	**3,741**	4,137	4,269	3,139	3,111
Loan servicing fees	**1,067**	1,042	955	1,054	1,172
Securities gains, net	**0**	5	479	0	48
Gain on sales of loans	**1,987**	2,273	651	1,514	1,255
Other non-interest income	**476**	625	749	1,205	856
Total non-interest income	**7,271**	8,082	7,103	6,912	6,442
Total non-interest expense	**27,556**	31,689	29,234	23,140	22,596
Income (loss) before income tax expense (benefit)	**(22,655)**	(16,403)	(15,111)	18,574	13,654
Income tax expense (benefit)	**6,323**	(5,607)	(4,984)	7,300	5,226
Net income (loss)	**(28,978)**	(10,796)	(10,127)	11,274	8,428
Preferred stock dividends and discount	**(1,784)**	(1,747)	(37)	0	0
Net income (loss) available to common shareholders	**$(30,762)**	(12,543)	(10,164)	11,274	8,428
Basic earnings (loss) per common share	**$ (8.17)**	(3.39)	(2.78)	3.02	2.20
Diluted earnings (loss) per common share	**(8.17)**	(3.39)	(2.78)	2.89	2.10
Cash dividends per common share	**0.00**	0.00	0.75	1.00	0.98

Selected Financial Condition Data:

(Dollars in thousands, except per share data)	December 31, **2010**	2009	2008	2007	2006
Total assets	**$880,618**	1,036,241	1,145,480	1,117,054	977,789
Securities available for sale	**151,564**	159,602	175,145	186,188	126,140
Loans held for sale	**2,728**	2,965	2,548	3,261	1,493
Loans receivable, net	**664,241**	799,256	900,889	865,088	768,232
Deposits	**683,230**	796,011	880,505	888,118	725,959
FHLB advances and Federal Reserve borrowings	**122,500**	132,500	142,500	112,500	150,900
Stockholders' equity	**69,547**	99,938	112,213	98,128	93,142
Book value per common share	**10.51**	17.94	21.31	23.50	21.58
Number of full service offices	**14**	14	16	15	14
Number of loan origination offices	**1**	2	2	2	2
Key Ratios[(1)]					
Stockholders' equity to total assets at year end	**7.90%**	9.64%	9.80%	8.78%	9.53%
Average stockholders' equity to average assets	**9.40**	9.73	8.58	8.89	9.70
Return (loss) on stockholders' equity (ratio of net income (loss) to average equity)	**(31.73)**	(10.33)	(10.61)	11.53	8.85
Return (loss) on assets (ratio of net income (loss) to average assets)	**(2.98)**	(1.00)	(0.91)	1.03	0.86
Dividend payout ratio (ratio of dividends paid to net income (loss))	**NM**	NM	NM	34.72	42.61

(1) Average balances were calculated based upon amortized cost without the market value impact of ASC 320.

NM — Not meaningful

This Annual Report, other reports filed by the Company with the Securities and Exchange Commission, and the Company's proxy statement may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are often identified by such forward-looking terminology as "expect," "intent," "look," "believe," "anticipate," "estimate," "project," "seek," "may," "will," "would," "could," "should," "trend," "target," and "goal" or similar statements or variations of such terms and include, but are not limited to those relating to the adequacy and amount of available liquidity and capital resources to the Bank, the Company's liquidity and capital requirements, changes in the size of the Bank's loan portfolio, the recovery of the valuation allowance on deferred tax assets, the amount and mix of the Bank's non-performing assets and the adequacy of the allowance therefor, future losses on non-performing assets, the amount of interest-earning assets, the amount and mix of brokered and other deposits (including the Company's ability to renew brokered deposits), the availability of alternate funding sources, the payment of dividends, the future outlook for the Company, and the Company's and the Bank's compliance with regulatory standards generally (including the Bank's status as "well-capitalized"), and supervisory agreements, individual capital requirements or other supervisory directives or requirements to which the Company or the Bank are expressly subject, specifically. A number of factors could cause actual results to differ materially from the Company's assumptions and expectations. These include but are not limited to the adequacy and marketability of real estate securing loans to borrowers, possible legislative and regulatory changes, including changes in the degree and manner of regulatory supervision, the ability of the Company and the Bank to establish and adhere to plans and policies relating to, among other things, capital, business, non-performing assets, loan modifications, documentation of loan loss allowance and concentrations of credit that are satisfactory to the OTS in accordance with the terms of the Company and Bank supervisory agreements and to otherwise manage the operations of the Company and the Bank to ensure compliance with other requirements set forth in the supervisory agreements; the ability of the Company and the Bank to obtain required consents from the OTS under the supervisory agreements or other directives; adverse economic, business and competitive developments such as shrinking interest margins; reduced collateral values; deposit outflows; reduced demand for financial services and loan products; changes in accounting policies and guidelines, or monetary and fiscal policies of the federal government or tax laws; international economic developments, changes in credit or other risks posed by the Company's loan and investment portfolios; technological, computer-related or operational difficulties; adverse changes in securities markets; results of litigation; collateral advance rates and policies of the FHLB; costs associated with alternate funding sources; or other significant uncertainties. Additional factors that may cause actual results to differ from the Company's assumptions and expectations include those set forth in the Company's most recent filings on Form 10-K with the Securities and Exchange Commission. All forward-looking statements are qualified by, and should be considered in conjunction with, such cautionary statements. For additional discussion of the risks and uncertainties applicable to the Company, see the "Risk Factors" sections of the Company's Annual Report on Form 10-K for the year ended December 31, 2010.

Overview

HMN Financial, Inc. (HMN or the Company) is the stock savings bank holding company for Home Federal Savings Bank (the Bank), which operates community retail, private banking and loan production offices in Minnesota and Iowa. The earnings of the Company are primarily dependent on the Bank's net interest income, which is the difference between interest earned on loans and investments, and the interest paid on interest-bearing liabilities such as deposits and Federal Home Loan Bank (FHLB) advances. The difference between the average rate of interest earned on assets and the average rate paid on liabilities is the "interest rate spread". Net interest income is produced when interest-earning assets equal or exceed interest-bearing liabilities and there is a positive interest rate spread. Net interest income and net interest rate spread are affected by changes in interest rates, the volume and mix of interest-earning assets and interest-bearing liabilities, and the level of non-performing assets. The Company's net income (loss) is also affected by the generation of non-interest income, which consists primarily of gains or losses from the sale of securities, gains from the sale of loans, fees for servicing mortgage loans, and the generation of fees and service charges on deposit accounts. The Bank incurs expenses in addition to interest expense in the form of salaries and benefits, occupancy expenses, provisions for loan losses, deposit insurance, and amortization of mortgage servicing assets. The earnings of financial institutions, such as the Bank, are also significantly affected by prevailing economic and competitive conditions, particularly changes in interest rates, government monetary and fiscal policies, and regulations of various regulatory authorities. Lending activities are influenced by the demand for and supply

of business credit, single family and commercial properties, competition among lenders, the level of interest rates and the availability of funds. Deposit flows and costs of deposits are influenced by prevailing market rates of interest on competing investments, account maturities and the levels of personal income and savings.

Beginning with the onset of the 2007 recession and the Company's 2008 fiscal year, the Company's commercial business and commercial real estate loan portfolios have required significant allowances and charge offs due primarily to decreases in the estimated value of the underlying collateral supporting the loans, as many of these loans were made to borrowers associated with the real estate industry. The decrease in the estimated collateral value is primarily the result of reduced demand for real estate, particularly as it relates to single-family and commercial land developments. More stringent lending standards implemented by the mortgage industry in recent years have made it more difficult for some borrowers with marginal credit to qualify for a mortgage. This decrease in available credit and the overall weakness in the economy over the past several years reduced the demand for single family homes and the values of existing properties and developments where the Company's commercial loan portfolio has concentrations. Consequently, our level of non-performing assets and the related provision for loan losses increased significantly in the past several years, relative to periods before 2008. The increased levels of non-performing assets, related provisions for loan losses, and write offs of or allowances against intangible assets, including goodwill, and deferred taxes arising from adverse results of operations, were the primary reasons for the net losses incurred by the Company in each of the years 2008 through 2010.

During this time, the Company has taken a number of measures to address its elevated level of non-performing assets and net losses and to seek to assure adequate levels of liquidity and capital resources. In 2008, the Company obtained $26 million in additional capital through the sale of preferred stock to the United States Treasury, substantially all of which was contributed to the capital of the Bank, and began to reduce the asset size of the Bank, which has been reduced $273 million as of December 31, 2010 from its peak in 2008, in order to enhance its capital position and ratios. The reduction in assets was primarily in commercial loans and was accompanied by a corresponding reduction in interest-bearing liabilities, principally by means of a $220 million reduction in brokered deposits over the same time. In 2009, a new Bank President was appointed and additional personnel were hired in the commercial loan area to work through the increased level of non-performing assets. In addition, the Bank lowered its internal limit on the size of loan it would grant to an individual borrower in an effort to reduce concentrations of credit risk associated with large borrowing relationships. The Bank also began the process of segmenting its loan portfolio and reduced lending in certain industries and loan types in order to further limit credit concentrations. In the first quarter of 2010, an experienced Chief Credit Officer was hired into a newly created position. Since that time, a new loan credit approval process and additional policies and procedures have been implemented in order to improve the credit quality of commercial loans being added to the Bank's portfolio and reduce loan concentrations and non-performing assets. A more stringent commercial loan risk rating system was also implemented which resulted in some commercial loans being moved into a higher risk rating classification. In addition, an analysis of the Bank's commercial loan charge off history was completed which resulted in higher reserve percentages for some risk rating classifications. A more aggressive and ongoing review process of existing commercial loan files was also implemented. These reviews have focused on performing loans in certain industries and loan types that management determined to have the highest risk of loss to the Bank and, in some cases, resulted in corrective or preventative action being taken and additional loan loss reserves being established. Additional resources have also been allocated to establishing and maintaining remediation plans on all classified loans in order to improve the monitoring and ultimate collection of these loans. The remediation plans have focused on evaluating collateral levels and determining available cash flows as well as testing the validity of, and adherence to, established action plans. The Company also deferred the dividend payment on the outstanding preferred stock that was due on February 15, 2011 in order to preserve cash for potential future needs.

Despite these efforts, elevated levels of non-performing assets and related losses have persisted, primarily as a result of implementing many of the enhanced policies and practices noted above and the relative weakness of the housing and commercial real estate markets that continues to cause reductions in the values of the collateral supporting some loans and adversely affecting the ability of some borrowers to comply with their loan payment requirements. Because of these issues, the Company and the Bank, effective February 22, 2011, each entered into a supervisory agreement (the "Company Supervisory Agreement" and the "Bank Supervisory Agreement", respectively, and, collectively, the "Supervisory Agreements") with the Office of Thrift Supervision (the "OTS"), their primary federal regulator. The Supervisory Agreements supersede

the memorandum of understanding between each of the Company and the Bank entered into with the OTS in December 2009. The Company Supervisory Agreement requires the Company to submit a capital plan for approval by the OTS, and without the prior consent of the OTS, prohibits the payment of dividends on the Company's outstanding stock, restricts the incurrence of debt and limits certain employment and compensation actions involving directors and executive officers. The Bank Supervisory Agreement requires the Bank to submit a business plan for approval by the OTS, as well as plans and policies to address "problem assets," loan modification policies, concentrations of credit and the documentation of the allowance for loan and lease losses.

The Bank Supervisory Agreement also places limitations on the Bank's ability to increase its total assets during any quarter and to engage in certain employment and compensation actions involving directors and executive officers without the consent of the OTS. For a complete description of the Supervisory Agreements, please see "*Item 1 — Business — Regulation and Supervision — Supervisory Agreements*" in our Annual Report on Form 10-K for the fiscal year ended December 31, 2010. In addition, the Bank has been informed by the OTS that it intends to impose an individual minimum capital requirement ("IMCR") for the Bank. An IMCR requires a bank to establish and maintain levels of capital greater than those generally required for a bank to be "well-capitalized." The Bank has not been informed by the OTS of the timing or capital levels that may be required. The proposed IMCR would not affect the Bank's status as "well-capitalized" within the meaning of the applicable regulations of the OTS.

Critical Accounting Estimates

Critical accounting policies are those policies that the Company's management believes are the most important to understanding the Company's financial condition and operating results. These critical accounting policies often involve estimates and assumptions that could have a material impact on the Company's financial statements. The Company has identified the following critical accounting policies that management believes involve the most difficult, subjective, and/or complex judgments that are inherently uncertain. Therefore, actual financial results could differ significantly depending upon the estimates, assumptions and other factors used.

Allowance for Loan Losses and Related Provision

The allowance for loan losses is based on periodic analysis of the loan portfolio. In this analysis, management considers factors including, but not limited to, specific occurrences of loan impairment, changes in the size of the portfolios, national and regional economic conditions such as unemployment data, loan portfolio composition, loan delinquencies, local construction permits, development plans, local economic conditions, historical experience and observations made by the Company's ongoing internal audit and regulatory exam processes. Loans are charged off to the extent they are deemed to be uncollectible. The Company has established separate processes to determine the adequacy of the loan loss allowance for its homogeneous single-family and consumer loan portfolios and its non-homogeneous loan portfolios. The determination of the allowance for the non-homogeneous commercial, commercial real estate and multi-family loan portfolios involves assigning standardized risk ratings and loss factors that are periodically reviewed. The loss factors are estimated based on the Company's own loss experience and are assigned to all loans without identified credit weaknesses. For each non-performing loan, the Company also performs an individual analysis of impairment that is based on the expected cash flows or the value of the assets collateralizing the loans and establishes any necessary specific reserves. The determination of the allowance on the homogeneous single-family and consumer loan portfolios is calculated on a pooled basis with individual determination of the allowance for all non-performing loans. The Company's policies and procedures related to the allowance for loan losses are consistent with the Interagency Policy Statement on the Allowance for Loan and Lease Losses that was issued by the federal financial regulatory agencies in December 2006.

The adequacy of the allowance for loan losses is dependent upon management's estimates of variables affecting valuation, appraisals of collateral, evaluations of performance and status, and the amounts and timing of future cash flows expected to be received on impaired loans. Such estimates, appraisals, evaluations and cash flows may be subject to frequent adjustments due to changing economic prospects of borrowers or properties. The estimates are reviewed periodically and adjustments, if any, are recorded in the provision for loan losses in the periods in which the adjustments become known. Because of the size of some loans, changes in estimates can have a significant impact on the loan loss provision. The allowance is allocated to individual loan categories based upon the relative risk characteristics of the loan portfolios and the actual loss experience. The Company increases its allowance for loan losses by charging the provision for loan losses against income. The methodology for establishing the allowance for loan losses takes into consideration probable losses that have been identified in connection with specific loans as well as losses in the loan portfolio for which specific reserves are not required. Although management believes that based on current conditions the allowance for loan losses is maintained at

an adequate amount to provide for probable loan losses inherent in the portfolio as of the balance sheet dates, future conditions may differ substantially from those anticipated in determining the allowance for loan losses and adjustments may be required in the future.

Income Taxes

Deferred tax assets and liabilities are recognized for the future tax consequences attributable to temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. These calculations are based on many complex factors including estimates of the timing of reversals of temporary differences, the interpretation of federal and state income tax laws and a determination of the differences between the tax and the financial reporting basis of assets and liabilities. Actual results could differ significantly from the estimates and interpretations used in determining the current and deferred income tax liabilities.

The Company maintains significant net deferred tax assets for deductible temporary differences, the largest of which relates to the allowance for loan and real estate losses and net operating losses. For income tax purposes, only net charge-offs and certain specific reserves are deductible, not the entire provision for loan losses. Under generally accepted accounting principles, a valuation allowance is required to be recognized if it is "more likely than not" that the deferred tax asset will not be realized. The determination of the realizability of the deferred tax assets is highly subjective and dependent upon management's judgment and evaluation of both positive and negative evidence, including the forecasts of future income, tax planning strategies and assessments of the current and future economic and business conditions. The Company considers both positive and negative evidence regarding the ultimate realizability of deferred tax assets. Positive evidence includes the ability to implement tax planning strategies to accelerate taxable income recognition and the probability that taxable income will be generated in future periods. Negative evidence includes the Company's cumulative loss in the prior three year period, current financial performance, and the general business and economic trends. At December 31, 2010, the Company recorded a valuation allowance against the entire deferred tax asset balance. This determination was based primarily upon the existence of a three year cumulative loss and continued operating losses in 2010. This three year cumulative loss position is primarily attributable to significant provisions for loan losses incurred during the three years ended December 31, 2010. The creation of the valuation allowance, although it increased tax expense and similarly reduced tangible book value, does not have an effect on the Company's cash flows, and may be recoverable in subsequent periods if the Company were to realize certain sustained future taxable income. It is possible that future conditions may differ substantially from those anticipated in determining the need for a valuation allowance on deferred tax assets and adjustments may be required in the future.

Determining the ultimate settlement of any tax position requires significant estimates and judgments in arriving at the amount of tax benefits to be recognized in the financial statements. It is possible that the tax benefits realized upon the ultimate resolution of a tax position may result in tax benefits that are significantly different from those estimated.

Results of Operations

The net loss was $29.0 million for 2010, an increased loss of $18.2 million, from the $10.8 million loss for 2009. The net loss available to common shareholders was $30.8 million for the year ended December 31, 2010, an increased loss of $18.3 million, from the net loss available to common shareholders of $12.5 million for 2009. Diluted loss per common share for the year ended December 31, 2010 was $8.17, an increased loss of $4.78 from the $3.39 diluted loss per common share for the year ended December 31, 2009. Loss on average assets for 2010 was 2.98%, compared to a 1.00% loss for 2009. Loss on average common equity was 31.73% for 2010, compared to a 10.33% loss for 2009.

Net Interest Income

Net interest income was $31.0 million for 2010, a decrease of $2.9 million, or 8.5%, from $33.9 million for 2009. Interest income was $48.3 million for 2010, a decrease of $9.5 million, or 16.4%, from $57.8 million for 2009. Interest income decreased between the periods primarily because of a $94 million decrease in the average interest-earning assets and to a lesser degree a decrease in the average yields between the periods. Average interest-earning assets decreased between the periods primarily because of a decrease in the commercial loan portfolio, which occurred because of declining loan demand and the Company's focus on improving credit quality, managing net interest margin and improving capital ratios and it is anticipated that this trend will continue in 2011. Interest income also decreased because of a decline in the average yields earned on loans and investments. The decreased average yields are the result of the 400 basis point decrease in the prime interest rate that occurred in 2008. Decreases in the prime rate decreased the rates on adjustable rate consumer and commercial loans in the portfolio and on the increasing percentage of new fixed rate loans and

investments placed into portfolio in the ensuing years as pre-2008 loans matured or were repaid. The average yield earned on interest-earning assets was 5.23% for the year ended December 31, 2010, a decrease of 45 basis points from the 5.68% average yield for 2009.

Interest expense was $17.3 million for the year ended December 31, 2010, a decrease of $6.6 million, or 27.7%, from $23.9 million for 2009. Interest expense decreased because of the lower interest rates paid on money market accounts and certificates of deposit. The decreased rates were the result of the 400 basis point decrease in the federal funds rate that occurred in 2008. Decreases in the federal funds rate generally have a lagging effect and decrease the rates banks pay for deposits. The lagging effect of deposit rate changes is primarily due to the Bank's deposits that are in the form of certificates of deposit, which do not re-price immediately when the federal funds rate changes. Interest expense also decreased because of an $86 million decrease in the average interest-bearing liabilities between the periods. The decrease in average interest-bearing liabilities is primarily the result of a decrease in the average outstanding brokered certificates of deposit between the periods. The decrease in brokered deposits in 2010 was the result of using the proceeds from loan principal payments to fund maturing brokered deposits and it is anticipated that this trend will continue as the asset size of the Bank is anticipated to decrease in 2011. The average interest rate paid on interest-bearing liabilities was 1.98% for the year ended December 31, 2010, a decrease of 51 basis points from the 2.49% average rate paid for the same period of 2009. Net interest margin (net interest income divided by average interest-earning assets) was 3.36% for the year ended December 31, 2010, an increase of 3 basis points, from the 3.33% margin for 2009.

The following table presents the total dollar amount of interest income from average interest-earning assets and the resultant yields, as well as the interest expense on average interest-bearing liabilities, expressed both in dollars and rates. Non-accruing loans have been included in the table as loans carrying a zero yield.

	Year Ended December 31,								
	2010			2009			2008		
(Dollars in thousands)	**Average Outstanding Balance**	**Interest Earned/ Paid**	**Average Yield/ Rate**	Average Outstanding Balance	Interest Earned/ Paid	Average Yield/ Rate	Average Outstanding Balance	Interest Earned/ Paid	Average Yield/ Rate
Interest-earning assets:									
Securities available for sale:									
Mortgage-backed and related securities	**$ 42,117**	**1,813**	**4.30%**	$ 63,725	2,768	4.34%	$ 35,494	1,615	4.55%
Other marketable securities	**112,573**	**2,023**	**1.80**	82,758	3,039	3.67	119,065	5,775	4.85
Loans held for sale	**2,561**	**117**	**4.57**	3,161	163	5.16	2,711	166	6.12
Loans receivable, net[(1)(2)]	**740,324**	**44,131**	**5.96**	848,696	51,713	6.09	887,836	58,505	6.59
FHLB stock	**7,262**	**182**	**2.51**	7,286	87	1.19	7,192	253	3.52
Other, including cash equivalents	**18,626**	**4**	**0.02**	12,212	1	0.01	16,011	198	1.24
Total interest-earning assets	**$923,463**	**48,270**	**5.23**	$1,017,838	57,771	5.68	$1,068,309	66,512	6.23
Interest-bearing liabilities:									
NOW accounts	**$ 96,248**	**110**	**0.11%**	$ 106,360	132	0.12%	$ 126,118	1,542	1.22%
Passbooks	**32,929**	**45**	**0.14**	30,401	38	0.12	40,229	412	1.02
Money market accounts	**133,113**	**1,341**	**1.01**	105,854	1,430	1.35	120,333	2,821	2.34
Certificate accounts	**240,590**	**5,415**	**2.25**	257,085	7,652	2.98	247,454	9,582	3.87
Brokered deposits	**152,584**	**4,370**	**2.86**	232,829	8,327	3.58	287,771	12,799	4.45
FHLB advances and Federal Reserve borrowings	**131,480**	**5,978**	**4.55**	155,681	6,289	4.04	123,938	5,639	4.55
Other interest-bearing liabilities	**1,351**	**0**	**0.00**	1,219	0	0.02	1,135	1	0.08
Total interest-bearing liabilities	**$788,295**			$ 889,429			$ 946,978		
Noninterest checking	**85,585**			70,364			56,164		
Total interest-bearing liabilities and noninterest bearing deposits	**$873,880**	**17,259**	**1.98**	$ 959,793	23,868	2.49	$1,003,142	32,796	3.27
Net interest income		**31,011**			33,903			33,716	
Net interest rate spread			**3.26%**			3.19%			2.96%
Net earning assets	**$ 49,583**			$ 58,045			$ 65,167		
Net interest margin			**3.36%**			3.33%			3.16%
Average interest-earning assets to average interest-bearing liabilities and noninterest bearing deposits		**105.67%**			106.05%			106.50%	

(1) Tax exempt income was not significant; therefore, the yield was not presented on a tax equivalent basis for any of the years presented. The tax-exempt income was $0.4 million for 2010, $0.7 million for 2009 and $1.0 million for 2008.

(2) Calculated net of deferred loan fees, loan discounts, loans in process and loss reserve.

Net interest margin increased to 3.36% in 2010 from 3.33% in 2009 primarily because the cost of interest-bearing liabilities decreased at a faster rate than the yield on interest-earning assets due to the lagging effect

of deposit price changes in relation to loan price changes. Net interest margin was also positively impacted by a change in the deposit mix as a lower percentage of deposits were in higher priced brokered certificates of deposits in 2010 when compared to 2009. Brokered deposits decreased in 2010 as the proceeds from loan payoffs were used to pay off the outstanding brokered deposits that matured during the year. Average net earning assets decreased $8.4 million to $49.6 million in 2010 compared to $58.0 million for 2009. Net earning assets decreased primarily because of increases in non-performing assets and loan charge offs during 2010.

The following table presents the dollar amount of changes in interest income and interest expense for major components of interest-earning assets and interest-bearing liabilities. It quantifies the changes in interest income and interest expense related to changes in the average outstanding balances (volume) and those changes caused by fluctuating interest rates. For each category of interest-earning assets and interest-bearing liabilities, information is provided on changes attributable to (i) changes in volume (i.e., changes in volume multiplied by old rate) and (ii) changes in rate (i.e., changes in rate multiplied by old volume).

	Year Ended December 31,					
	2010 vs. 2009			2009 vs. 2008		
	Increase (Decrease) Due to		**Total Increase (Decrease)**	Increase (Decrease) Due to		Total Increase (Decrease)
(Dollars in thousands)	**Volume[(1)]**	**Rate[(1)]**		Volume[(1)]	Rate[(1)]	
Interest-earning assets:						
Securities available for sale:						
Mortgage-backed and related securities	**$ (939)**	**(16)**	**(955)**	1,285	(132)	1,153
Other marketable securities	**1,095**	**(2,111)**	**(1,016)**	(1,761)	(975)	(2,736)
Loans held for sale	**(31)**	**(15)**	**(46)**	27	(30)	(3)
Loans receivable, net	**(6,391)**	**(1,192)**	**(7,583)**	(2,510)	(4,282)	(6,792)
Cash equivalents	**1**	**3**	**4**	(47)	(150)	(197)
FHLB stock	**0**	**95**	**95**	3	(169)	(166)
Total interest-earning assets	**$(6,265)**	**(3,236)**	**(9,501)**	(3,003)	(5,738)	(8,741)
Interest-bearing liabilities:						
NOW accounts	**$ (19)**	**(3)**	**(22)**	(405)	(1,005)	(1,410)
Passbooks	**3**	**4**	**7**	(101)	(273)	(374)
Money market accounts	**367**	**(456)**	**(89)**	(422)	(969)	(1,391)
Certificates	**(651)**	**(1,587)**	**(2,238)**	373	(2,303)	(1,930)
Brokered deposits	**(2,869)**	**(1,087)**	**(3,956)**	(2,446)	(2,026)	(4,472)
FHLB advances and Federal Reserve borrowings	**(166)**	**(145)**	**(311)**	426	112	538
Other interest-bearing liabilities	**0**	**0**	**0**	127	(16)	111
Total interest-bearing liabilities	**(3,335)**	**(3,274)**	**(6,609)**	(2,448)	(6,480)	(8,928)
Increase (decrease) in net interest income	**$(2,930)**	**38**	**(2,892)**	(555)	742	187

(1) For purposes of this table, changes attributable to both rate and volume which cannot be segregated, have been allocated proportionately to the change due to volume and the change due to rate.

The following table sets forth the weighted average yields on the Company's interest-earning assets, the weighted average interest rates on interest-bearing liabilities and the interest rate spread between the weighted average yields and rates as of the date indicated. Non-accruing loans have been included in the table as loans carrying a zero yield.

At December 31, 2010			
Weighted average yield on:		Weighted average rate on:	
Securities available for sale:		NOW accounts	0.11%
Mortgage-backed and related securities	4.14%	Passbooks	0.15
Other marketable securities	1.27	Money market accounts	0.75
Loans held for sale	4.27	Certificates	2.08
Loans receivable, net	6.33	Federal Home Loan Bank advances	4.44
Federal Home Loan Bank stock	4.00	Combined weighted average rate on interest-bearing liabilities	1.69
Other interest-earnings assets	0.02	Interest rate spread	3.69
Combined weighted average yield on interest-earning assets	5.38		

Provision for Loan Losses

The provision for loan losses was $33.4 million for the year ended December 31, 2010, an increase of $6.7 million, from $26.7 million for the year ended December 31, 2009. The provision for loan losses remained elevated in 2010 primarily because of the $25.9 million in additional reserves established on commercial real estate and commercial business loans primarily as a result of decreases in the estimated value of the underlying collateral supporting the loans, $1.6 million in additional reserves established on a commercial loan due to the borrower filing bankruptcy and a $4.3 million increase in the reserves required for other risk rated commercial loans as a result of an internal analysis of our loan portfolio. Total non-performing assets were $84.5 million at December 31, 2010, an increase of $7.1 million from $77.4 million at December 31, 2009. Non-performing loans increased $7.0 million and foreclosed and repossessed assets increased $0.1 million during 2010. The non-performing loan and foreclosed and repossessed asset activity for 2010 and 2009 was as follows:

	December 31,	
(Dollars in thousands)	**2010**	2009
Non-performing loans:		
Balance at beginning of year	**$ 61,127**	64,173
Classified as non-performing	**62,009**	44,632
Charge offs	**(15,231)**	(25,031)
Principal payments received	**(13,733)**	(4,322)
Classified as accruing	**(10,972)**	(1,106)
Transferred to real estate owned	**(15,126)**	(17,219)
Balance at end of year	**$ 68,074**	61,127

	December 31,	
(Dollars in thousands)	**2010**	2009
Foreclosed and repossessed asset activity:		
Balance at beginning of year	**$ 16,262**	10,583
Transferred from non-performing loans	**15,126**	17,219
Other foreclosures/repossessions	**1,158**	1,237
Real estate sold	**(14,448)**	(9,819)
Net gain on sale of assets	**747**	1,436
Write downs	**(2,450)**	(4,394)
Balance at end of year	**$ 16,395**	16,262

Loans classified as non-performing during the year increased $17.4 million, from $44.6 million in 2009 to $62.0 million in 2010. The increase in loans classified as non-performing reflects the relative weakness in the housing and commercial real estate markets that continued to cause reductions in the values of the collateral supporting some loans and adversely affecting the ability of some borrowers to comply with their loan payment requirements as well as the Company's increased level of internal loan reviews.

A rollforward of the allowance for loan losses for 2010 and 2009 is summarized as follows:

(Dollars in thousands)	2010	2009
Balance at January 1,	**$23,812**	21,257
Provision	**33,381**	26,699
Charge offs:		
Commercial	**(7,006)**	(9,421)
Commercial real estate	**(7,095)**	(13,548)
Consumer	**(907)**	(1,980)
Single family mortgage	**(254)**	(82)
Recoveries	**897**	887
Balance at December 31,	**$42,828**	$ 23,812
General allowance	**$17,794**	$ 11,760
Specific allowance	**25,034**	12,052
	$42,828	$ 23,812

The allowance for loan losses increased in 2010 primarily because of the $13.0 million increase in specific reserves established during the year due to decreases in the estimated value of the underlying collateral supporting the loans. The general allowance also increased because a periodic analysis of the commercial loan portfolio resulted in increased reserve percentages on performing loans due to the recent increase in charge off activity.

Non-Interest Income

Non-interest income was $7.3 million in 2010, a decrease of $0.8 million, or 10.0%, from $8.1 million for 2009. The following table presents the components of non-interest income:

	Year Ended December 31,			Percentage Increase (Decrease)	
(Dollars in thousands)	**2010**	2009	2008	**2010/2009**	2009/2008
Fees and service charges	**$3,741**	4,137	4,269	**(9.6)%**	(3.1)%
Loan servicing fees	**1,067**	1,042	955	**2.4**	9.1
Securities gains, net	**0**	5	479	**(100.0)**	(99.0)
Gain on sales of loans	**1,987**	2,273	651	**(12.6)**	249.2
Other non-interest income	**476**	625	749	**(23.8)**	(16.6)
Total non-interest income	**$7,271**	8,082	7,103	**(10.0)**	13.8

Fees and service charges decreased $396,000 between the periods primarily because of decreased overdraft fees and decreased ATM fees as a result of exiting a customer ATM relationship in the first quarter of 2010. Gain on sales of loans decreased $286,000 between the periods primarily because of a decrease in the gains recognized on the sale of single family mortgage loans caused by a decrease in loan originations and sales between the periods. Other income decreased $149,000 primarily as a result of increased losses on asset sales and decreased revenue from the sale of uninsured investment products. Loan servicing fees increased $25,000 between the periods due to an increase in the single-family mortgage loans being serviced.

Non-Interest Expense
Non-interest expense was $27.6 million for 2010, a decrease of $4.1 million, or 13.0%, from $31.7 million for 2009. The following table presents the components of non-interest expense:

(Dollars in thousands)	Year Ended December 31,			Percentage Increase (Decrease)	
	2010	2009	2008	**2010/2009**	2009/2008
Compensation and benefits	**$13,516**	13,432	12,464	**0.6%**	7.8%
Losses (gains) on real estate owned	**1,165**	3,873	(187)	**(69.9)**	2,171.1
Occupancy	**4,082**	4,084	4,521	**(0.0)**	(9.7)
Deposit insurance	**1,933**	1,973	678	**(2.0)**	191.0
Data processing	**1,040**	1,182	1,731	**(12.0)**	(31.7)
Goodwill impairment charge	**0**	0	3,801	**N/A**	N/A
Other	**5,820**	7,145	6,226	**(18.5)**	14.8
Total non-interest expense	**$27,556**	31,689	29,234	**(13.0)**	8.4

Losses on real estate owned decreased $2.7 million between the periods because of the decreases in the losses recognized on real estate sold. Other non-interest expenses decreased $1.3 million due primarily to the $1.2 million impact of the reversal of the accrued interest on a state tax assessment as a result of a favorable Minnesota Supreme Court ruling, a $122,000 decrease in item processing charges as a result of implementing improved clearing procedures and a $114,000 decrease in postage and printing supplies primarily as a result of increasing the number of customers receiving electronic statements. Compensation expense increased $84,000 between the periods primarily because of increased personnel in the commercial loan recovery area. Data processing expense decreased $142,000 between the periods primarily because of a change in the Company's ATM and debit card vendor during the fourth quarter of 2010.

Income Taxes
The Company considers the calculation of current and deferred income taxes to be a critical accounting policy that is subject to significant estimates. Actual results could differ significantly from the estimates and interpretations used in determining the current and deferred income tax assets and liabilities. The effect of income taxes changed $11.9 million between the periods from a benefit of $5.6 million for 2009 to an expense of $6.3 million for 2010. During 2009, additional income tax expense of $1.0 million was recorded, which was a reduction of the overall tax benefit, as a result of an unfavorable tax court ruling related to the tax treatment of the inter-company dividends paid to the Bank by a former subsidiary in prior tax years. Excluding this adjustment, the effective tax rate would have been 40.3% for 2009. During 2010, income taxes increased $16.6 million as a result of recording a deferred tax asset valuation allowance, which was partially offset by a $1.2 million tax benefit recorded as a result of a favorable Minnesota Supreme Court tax ruling, which reversed the unfavorable tax court ruling from 2009. Excluding these adjustments, the effective tax rate would have been 39.7% for 2010.

Net Loss Available to Common Shareholders
On December 23, 2008, the Company sold preferred stock and a related warrant to the United States Treasury for $26.0 million. The preferred shares are entitled to a 5% annual cumulative dividend for each of the first five years of the investment, increasing to 9% thereafter, unless HMN redeems the shares. The cumulative preferred dividends payable is $325,000 each quarter for the first five years the preferred shares are outstanding and increases to $585,000 each quarter after that if the shares are not redeemed. The Company paid all preferred dividends to the U.S. Treasury that were due in 2009 and 2010. The Company elected to defer the February 15, 2011 dividend payment on the preferred stock after consulting with the OTS. The determination to defer the dividend payment was made in order to preserve cash for potential future needs. Under its Supervisory Agreement, the Company may not pay any dividend on its outstanding preferred stock or common stock without the consent of the OTS. The dividends on the preferred stock are cumulative and, if the Company fails to pay dividends for six quarters, whether or not consecutive, the Treasury will have the right to appoint two representatives to the Company's board of directors. Net loss available to common stockholders is the net loss less the preferred dividends paid or accrued for the period.

The net loss available to common shareholders was $30.8 million for the year ended December 31, 2010, an increased loss of $18.3 million, from the net loss available to common shareholders of $12.5 million for 2009. The net loss available to common shareholders increased primarily because of the decrease in net income between the periods.

Comparison of 2009 with 2008

The net loss was $10.8 million for 2009, an increased loss of $669,000, from the $10.1 million loss for 2008. Due to preferred stock dividends and discount accretion, there was a net loss available to common shareholders of $12.5 million for the year ended December 31, 2009, an increased loss of $2.3 million from the net loss available to common shareholders of $10.2 million for 2008. Diluted loss per common share for the year ended December 31, 2009 was $3.39, an increased loss of $0.61 from the $2.78 diluted loss per common share for the year ended December 31, 2008. Loss on average assets for 2009 was 1.00% compared to a loss of 0.91% for 2008. Loss on average common equity was 10.33% for 2009, compared to 10.61% for 2008.

Net interest income was $33.9 million for 2009, an increase of $187,000, or 0.6%, from $33.7 million for 2008. Interest income was $57.8 million for 2009, a decrease of $8.7 million, or 13.1%, from $66.5 million for 2008. Interest income decreased primarily because of a decrease in the average yields earned on loans and investments. The decreased average yields were the result of the 400 basis point decrease in the prime interest rate that occurred during 2008. Decreases in the prime rate, which is the rate that banks charge their prime business customers, generally decrease the rates on adjustable rate consumer and commercial loans in the portfolio and on new loans originated. Interest income was also adversely affected by the decrease in the average net loans receivable of $39.1 million and the increase in the average non-performing assets between the periods. The decrease in outstanding loans in 2009 was a result of declining loan demand and the Company's focus on improving credit quality, managing interest rate risk and improving capital ratios. The average yield earned on interest-earning assets was 5.68% for 2009, a decrease of 55 basis points from the 6.23% average yield for 2008.

Interest expense was $23.9 million for 2009, a decrease of $8.9 million, or 27.2%, from $32.8 million for 2008. Interest expense decreased primarily because of lower interest rates paid on money market and certificates of deposit accounts. The decreased rates were the result of the 400 basis point decrease in the federal funds rate that occurred during 2008. Decreases in the federal funds rate generally have a lagging effect and decrease the rates banks pay for deposits. Interest expense also decreased because of a $43.3 million decrease in average interest-bearing liabilities between the periods. The decrease in average interest-bearing liabilities is primarily the result of a decrease in the outstanding brokered certificates of deposits between the periods. The decrease in brokered deposits in 2009 was the result of using the proceeds from loan principal payments to fund maturing brokered deposits. The average interest rate paid on interest-bearing liabilities was 2.49% for 2009, a decrease of 78 basis points from the 3.27% paid for 2008. Net interest margin (net interest income divided by average interest earning assets) for 2009 was 3.33%, an increase of 17 basis points, compared to 3.16% for 2008.

Net interest margin increased to 3.33% in 2009 from 3.16% in 2008 primarily because the cost of interest-bearing liabilities decreased at a faster rate than the yield on interest-earning assets due to the lagging effect of deposit price changes in relation to loan price changes. Net interest margin was also positively impacted by a change in the deposit mix as a lower percentage of deposits were in higher priced brokered certificates of deposit in 2009 when compared to 2008. Brokered deposits decreased in 2009 as the proceeds from loan payoffs were used to pay off the outstanding brokered deposits that matured during the year. Average net earning assets decreased $7.2 million to $58.0 million in 2009 compared to $65.2 million for 2008. Net earning assets decreased primarily because of increases in non-performing assets and loan charge offs during 2009.

The provision for loan losses was $26.7 million for 2009, the same as for 2008. The provision for loan losses remained elevated in 2009 primarily because of the high loan loss allowances recorded for specific commercial real estate loans due to decreases in the estimated value of the underlying collateral supporting the loans. The loan loss provision for 2009 includes a $6.9 million increase on two unrelated commercial loans that were charged off after it was determined that the collateral supporting the loans was inadequate due to the apparently fraudulent actions of the respective borrowers. In addition, a $3.0 million provision for loan losses was established on two alternative fuel plants during 2009 based on updated appraised values, and an additional provision for loan losses of $2.9 million was recorded on two non-performing residential development loans. An analysis of the loan portfolio during the year resulted in a $2.7 million increase in the loan loss provision for other risk-rated loans. An additional $1.0 million increase in the loan loss provision related to two loans to financial institutions was recorded in 2009 due to the deterioration of their financial condition. The loan loss provision for 2008 included a $12.0 million provision and related charge off due to apparently fraudulent activity on a commercial loan. Total non-performing assets were $77.4 million at December 31, 2009, an increase of $2.6 million, or 3.5%, from $74.8 million at December 31, 2008. Non-performing loans decreased $3.1 million to $61.1 million and foreclosed and repossessed assets increased $5.7 million to $16.3 million.

Non-interest income was $8.1 million for 2009, an increase of $1.0 million, or 13.8%, from $7.1 million for 2008. Gain on sales of loans increased $1.6 million between the periods because of an increase in the sales of single family mortgages between the periods due to the low interest rate environment during 2009. Loan servicing fees increased $87,000 between the periods due to an increase in the single-family mortgage loans being serviced. Security gains decreased $474,000 because of decreased investment sales. Fees and service charges decreased $132,000 between the periods primarily because of decreased retail deposit account overdrafts and fees. Other non-interest income decreased $124,000 between the periods due primarily to a decrease in the sales of uninsured investment products.

Non-interest expense was $31.7 million for 2009, an increase of $2.5 million, or 8.4%, from $29.2 million for 2008. Losses on real estate owned increased $4.1 million between 2008 and 2009 primarily because the losses recognized on three residential developments, caused by a decrease in their estimated value, exceeded the gains recognized on the sale of two commercial real estate properties. Deposit insurance premiums increased $1.3 million due to increased FDIC insurance premium rates and a special FDIC assessment of $483,000 that was paid in 2009. Compensation and benefits expense increased $968,000 between the periods primarily because of additional staffing in the mortgage, commercial and computer operations areas and costs associated with the employment agreement of a former executive officer. Other non-interest expenses increased $919,000 primarily because of an increase in the costs related to other real estate owned. These increases were offset by a $3.8 million decrease in goodwill impairment charges between the periods. Data processing costs decreased $549,000 between the periods primarily because of decreases in third party vendor charges for internet and other banking services as a result of the system conversion that occurred in the fourth quarter of 2008. Occupancy expense decreased $437,000 primarily because of a decrease in depreciation expense and non-capitalized software and equipment purchases.

The Company considers the calculation of current and deferred income taxes to be a critical accounting policy that is subject to significant estimates. Actual results could differ significantly from the estimates and interpretations used in determining the current and deferred income tax assets and liabilities. The income tax benefit was $5.6 million for the year ended December 31, 2009, an increased benefit of $623,000, compared to a $5.0 million benefit for the year ended December 31, 2008. The increased income tax benefit was due to an increased taxable loss and an effective tax rate that increased from 33.0% for 2008 to 34.2% for 2009. The effective tax rate was lower in 2008 primarily due to the nondeductible goodwill impairment charge that was recorded in 2008.

The Company is headquartered in Minnesota and files a state income tax return with the Minnesota Department of Revenue (MDR). In January 2007, the MDR proposed adjustments of $2.2 million to the Company's Minnesota state tax liability related to the tax treatment of the inter-company dividends paid to the Bank by a former subsidiary in 2002, 2003 and 2004. The Company challenged the additional assessment and the case was heard by the Minnesota tax court, which ruled in favor of the MDR in the second quarter of 2009. The Company recorded additional income tax expense of $1.0 million and interest of $461,000 at that time. The Company appealed the tax court ruling to the Minnesota Supreme Court. The case was heard in the fourth quarter of 2009 and a favorable ruling was received in the second quarter of 2010. The Company had previously reserved for the entire amount of the proposed adjustment, therefore, the favorable ruling resulted in a reduction in income tax expense of $1.2 million and a reduction in other expense of $734,000 for accrued interest.

The net loss available to common shareholders was $12.5 million for the year ended December 31, 2009, an increased loss of $2.3 million from the net loss available to common shareholders of $10.2 million for 2008. The net loss available to common shareholders increased primarily because of the $1.7 million increase in the preferred stock dividend and discount accretion costs between the periods. The increased preferred stock dividend and discount accretion costs in 2009 are the result of the preferred stock being outstanding for the entire year compared to only a partial year in 2008.

Financial Condition

Loans Receivable, Net

The following table sets forth the information on the Company's loan portfolio in dollar amounts and percentages (before deductions for loans in process, deferred fees and discounts and allowances for losses) as of the dates indicated:

	December 31,									
	2010		2009		2008		2007		2006	
(Dollars in thousands)	**Amount**	**Percent**	Amount	Percent	Amount	Percent	Amount	Percent	Amount	Percent
Real Estate Loans:										
One-to-four family	**$128,535**	**18.14%**	$144,631	17.54%	$161,989	17.51%	$152,974	17.33%	$134,269	17.10%
Multi-family	**48,266**	**6.81**	59,266	7.18	29,292	3.17	29,073	3.29	29,863	3.80
Commercial	**292,874**	**41.34**	312,714	37.92	325,304	35.16	281,822	31.92	294,490	37.49
Construction or development	**15,251**	**2.15**	40,412	4.90	108,283	11.70	111,034	12.58	60,178	7.66
Total real estate loans	**484,926**	**68.44**	557,023	67.54	624,868	67.54	574,903	65.12	518,800	66.05
Other Loans:										
Consumer Loans:										
Automobile	**604**	**0.08**	902	0.11	1,333	0.14	1,730	0.20	3,093	0.39
Home equity line	**44,933**	**6.34**	50,369	6.11	52,243	5.65	51,317	5.81	54,247	6.91
Home equity	**17,840**	**2.52**	21,088	2.55	22,912	2.48	20,254	2.30	21,263	2.71
Mobile home	**764**	**0.11**	977	0.12	1,316	0.14	1,699	0.19	2,052	0.26
Land/lot loans	**2,510**	**0.35**	3,190	0.39	2,969	0.32	4,151	0.47	5,501	0.70
Other	**3,952**	**0.56**	5,689	0.69	5,828	0.63	5,758	0.65	3,692	0.47
Total consumer loans	**70,603**	**9.96**	82,215	9.97	86,601	9.36	84,909	9.62	89,848	11.44
Commercial business loans	**153,039**	**21.60**	185,525	22.49	213,775	23.10	222,959	25.26	176,770	22.51
Total other loans	**223,642**	**31.56**	267,740	32.46	300,376	32.46	307,868	34.88	266,618	33.95
Total loans	**708,568**	**100.00%**	824,763	100.00%	925,244	100.00%	882,771	100.00%	785,418	100.00%
Less:										
Loans in process **	**0**		0		0		3,011		5,252	
Unamortized (premiums) discounts	**413**		177		569		(11)		40	
Net deferred loan fees	**1,086**		1,518		2,529		2,245		2,021	
Allowance for losses	**42,828**		23,812		21,257		12,438		9,873	
Total loans receivable, net	**$664,241**		$799,256		$900,889		$865,088		$768,232	

** Core systems converted in 2008, loans in process after this date are reflected in loan amounts in table.

In 2010, the Company continued to focus on improving credit quality, managing interest rate risk and improving capital ratios which resulted in a decrease in outstanding loan balances. As a result of declining loan demand and the reasons noted above, it is anticipated that the size of our overall loan portfolio will continue to decline in 2011. Furthermore, pursuant to the Bank Supervisory Agreement, the Bank may not increase its total assets during any quarter in excess of the amount of net interest credited on deposit liabilities during the prior quarter, without OTS approval.

The Company's commercial business and commercial real estate loan portfolios continue to be impacted by the reduced demand for real estate, particularly as it relates to single-family and commercial land developments as many of these loans were made to borrowers associated with the real estate industry. More stringent lending standards implemented by the mortgage industry in recent years have made it more difficult for some borrowers with marginal credit to qualify for a mortgage. This decrease in available credit and the overall weakness in the economy over the past several years reduced the demand for single family homes and the values of existing properties and developments and is reflected in the $84.5 million of Company assets that were classified as non-performing at the end of 2010. We continue to work with the borrowers in order to resolve the non-performing status of these loans in the most cost effective manner. Because cash flow is dependent, in many cases, on the sale of the properties, it will take some time to reduce some of the non-performing assets due to the limited demand for the properties.

One-to-four family real estate loans were $128.5 million at December 31, 2010, a decrease of $16.1 million, compared to $144.6 million at

December 31, 2009. Mortgage loan refinance activity remained strong in 2010 due to the historically low mortgage rates experienced and almost all of the refinanced loans originated were sold into the secondary market and were not placed in the portfolio in order to manage the Company's interest rate risk position. The increase in the amount of mortgage loans refinancing was the primary reason for the decrease in the one-to-four family loan portfolio during 2010.

Multi-family real estate loans were $48.3 million at December 31, 2010, a decrease of $11.0 million, compared to $59.3 million at December 31, 2009. The decrease in multi-family real estate loans in 2010 is primarily the result of two large multi-family loans that obtained alternative financing and paid off their outstanding loans with the Bank in 2010.

Commercial real estate loans were $292.9 million at December 31, 2010, a decrease of $19.8 million, compared to $312.7 million at December 31, 2009. Commercial business loans were $153.0 million at December 31, 2010, a decrease of $32.5 million, compared to $185.5 million at December 31, 2009. Decreased commercial loan demand and tighter underwriting and pricing guidelines resulted in a decrease in net commercial loan production and an increase in loan payoffs. Net commercial loan production, which is the principal amount retained by the Bank after deducting sold loan participations, was $59.8 million in 2010, compared to $74.1 million in 2009. Loan participations are sold in most cases in order to comply with lending limit restrictions and/or reduce loan concentrations. The decrease in net production along with the increase in loan payoffs was the primary reason for the decrease in the commercial business and commercial real estate loan balances in 2010.

Construction or development loans were $15.3 million at December 31, 2010, a decrease of $25.1 million, compared to $40.4 million at December 31, 2009. The decrease is primarily the result of five multi-family construction loans totaling $14.1 million where the projects were completed and the loans were moved to multi-family real estate in 2010 and two construction loans totaling $7.1 million that were foreclosed on during the year. These construction loans were not replaced with new construction loans due to a decrease in demand for construction and development loans in 2010.

Home equity line loans were $44.9 million at December 31, 2010, a decrease of $5.5 million, compared to $50.4 million at December 31, 2009. The open-end home equity lines are written with an adjustable rate and a 10 year draw period which requires "interest only" payments followed by a 10 year repayment period which fully amortizes the outstanding balance. Closed-end home equity loans are written with fixed or adjustable rates with terms up to 15 years. Home equity loans were $17.8 million at December 31, 2010, a decrease of $3.3 million, compared to $21.1 million at December 31, 2009. The decreases in the open and closed end equity loans is related primarily to a decrease in the originations of these type of loans and an increase in loan payoffs as a result of borrowers rolling these loan amounts into their first mortgages when they refinanced in 2010.

Allowance for Loan Losses

The determination of the allowance for loan losses and the related provision is a critical accounting policy of the Company that is subject to significant estimates, as previously discussed. The current level of the allowance for loan losses is a result of management's assessment of the risks within the portfolio based on the information obtained through the credit evaluation process. The Company utilizes a risk-rating system on non-homogenous commercial real estate and commercial business loans that includes regular credit reviews to identify and quantify the risk in the commercial portfolio. Management conducts quarterly reviews of the entire loan portfolio and evaluates the need to establish general allowances and specific reserves on the basis of these reviews.

Management actively monitors asset quality and, when appropriate, charges off loans against the allowance for loan losses. Although management believes it uses the best information available to make determinations with respect to the allowance for loan losses, future adjustments may be necessary if economic conditions differ substantially from the economic conditions in the assumptions used to determine the size of the allowance for loan losses.

The allowance for loan losses was $42.8 million, or 6.04% of gross loans at December 31, 2010, compared to $23.8 million, or 2.89% of gross loans at December 31, 2009. The allowance for loan losses and the related ratios increased in 2010 primarily because of the $13.0 million increase in specific reserves established during the year due to decreases in the estimated value of the underlying collateral supporting the loans. The general allowance also increased during 2010 because an analysis of the commercial loan portfolio resulted in increased reserve percentages on performing loans due to the recent increase in charge off activity. The allowance for loan losses at December 31, 2010 increased $3.1 million related to increased general reserve percentages from the prior year. The following table reflects the activity in the allowance for loan losses and selected statistics:

(Dollars in thousands)	December 31, 2010	2009	2008	2007	2006
Balance at beginning of year	**$ 23,812**	21,257	12,438	9,873	8,778
Provision for losses	**33,381**	26,699	26,696	3,898	8,878
Charge-offs:					
One-to-four family	**(254)**	(82)	(78)	(42)	(150)
Consumer	**(907)**	(1,980)	(612)	(840)	(269)
Commercial business	**(7,006)**	(9,421)	(13,784)	(554)	(188)
Commercial real estate	**(7,095)**	(13,548)	(3,454)	(245)	(7,242)
Recoveries	**897**	887	51	348	66
Net charge-offs	**(14,365)**	(24,144)	(17,877)	(1,333)	(7,783)
Balance at end of year	**$ 42,828**	23,812	21,257	12,438	9,873
Year end allowance for loan losses as a percent of year end gross loan balance	**6.04%**	2.89%	2.30%	1.41%	1.26%
Ratio of net loan charge-offs to average loans outstanding	**1.87**	2.76	1.98	0.16	0.98

The following table reflects the allocation of the allowance for loan losses:

	December 31, 2010		2009		2008		2007		2006	
	Allocated Allowance as a % of Loan Category	**Percent of Loans in Each Category to Total Loans**	Allocated Allowance as a % of Loan Category	Percent of Loans in Each Category to Total Loans	Allocated Allowance as a % of Loan Category	Percent of Loans in Each Category to Total Loans	Allocated Allowance as a % of Loan Category	Percent of Loans in Each Category to Total Loans	Allocated Allowance as a % of Loan Category	Percent of Loans in Each Category to Total Loans
One-to-four family	**1.67%**	**18.14%**	0.69%	17.54%	1.75%	17.51%	0.27%	17.33%	0.22%	17.10%
Commercial real estate	**6.90**	**50.30**	3.47	50.00	2.83	50.03	1.83	47.79	1.58	48.95
Consumer loans	**1.31**	**9.96**	1.55	9.97	1.83	9.36	1.70	9.62	1.59	11.44
Commercial business loans	**9.91**	**21.60**	3.88	22.49	1.75	23.10	1.28	25.26	1.18	22.51
Total	**6.04**	**100.00%**	2.89	100.00%	2.30	100.00%	1.41	100.00%	1.26	100.00%

The allocated percentage for commercial real estate and commercial business loans increased in 2010 due to management's assessment of the risk and assignment of risk ratings of certain individual loans in these categories and increases in specific reserves. The allocation of the allowance for loan losses increased in 2010 for one-to-four family loans due primarily to the increases in the specific reserves at December 31, 2010 when compared to 2009. The allocation of the allowance for loan losses decreased in 2010 for consumer loans due to a decrease in the specific reserves and a decrease in the outstanding balances of loan categories with higher reserve ratios.

Allowance for Real Estate Losses

Real estate properties acquired or expected to be acquired through loan foreclosures are initially recorded at the lower of the related loan balance, less any specific allowance for loss, or fair value less estimated selling costs. Management periodically performs valuations and an allowance for losses is established if the carrying value of a property exceeds its fair value less estimated selling costs. The balance in the allowance for real estate losses was $4.5 million at December 31, 2010 and $4.9 million at December 31, 2009.

Non-performing Assets

Loans are reviewed at least quarterly and any loan whose collectability is doubtful is placed on non-accrual status. Loans are placed on non-accrual status when either principal or interest is 90 days or more past due, unless, in the judgment of management, the loan is well collateralized and in the process of collection. Interest accrued and unpaid at the time a loan is placed on non-accrual status is charged against interest income. Subsequent payments are either applied to the outstanding principal balance or recorded as interest income, depending on the assessment of the ultimate collectability of the loan. Restructured loans include the Bank's troubled debt restructurings that involved forgiving a portion of interest or principal or making loans at a rate materially less than the market rate. Foreclosed and repossessed assets include assets acquired in settlement

of loans. Total non-performing assets were $84.5 million at December 31, 2010, an increase of $7.1 million from $77.4 million at December 31, 2009. Non-performing loans increased $7.0 million and foreclosed and repossessed assets increased $0.1 million during 2010. The following table sets forth the amounts and categories of non-performing assets in the Company's portfolio:

(Dollars in thousands)	December 31, 2010	2009	2008	2007	2006
Non-accruing loans:					
One-to-four family	**$ 4,844**	2,132	7,251	1,196	1,364
Commercial real estate	**36,737**	37,122	46,953	15,641	5,296
Consumer	**224**	4,086	5,298	1,094	1,254
Commercial business	**26,269**	17,787	4,671	1,723	394
Total	**68,074**	61,127	64,173	19,654	8,308
Other assets	**0**	0	25	34	44
Foreclosed and repossessed assets:					
One-to-four family	**972**	1,011	258	901	1,422
Commercial real estate	**15,409**	15,246	10,300	1,313	650
Consumer	**14**	5	0	33	0
Total	**16,395**	16,262	10,558	2,247	2,072
Total non-performing assets	**$84,469**	$77,389	$74,756	$21,935	$10,424
Total as a percentage of total assets	**9.59%**	7.47%	6.53%	1.96%	1.07%
Total non-performing loans	**$68,074**	$61,127	$64,173	$19,654	$ 8,308
Total as a percentage of total loans receivable, net	**10.25%**	7.65%	7.12%	2.27%	1.08%
Allowance for loan losses to non-performing loans	**62.91%**	38.95%	33.12%	63.28%	118.84%

The following table summarizes the number and property types of commercial real estate loans (the largest category of non-performing loans) at December 31, 2010, 2009, and 2008.

For 2010, 2009 and 2008, gross interest income which would have been recorded had the non-accruing loans been current in accordance with their original terms amounted to $5.0 million for both 2010 and 2009, and $5.5 million for 2008. The amounts that were included in interest income on a cash basis for these loans were $1.3 million, $0.9 million and $1.9 million, respectively.

(Dollars in thousands)

Property Type	**# of Relationships**	**Principal Amount of Loans at December 31, 2010**	# of Relationships	Principal Amount of Loans at December 31, 2009	# of Relationships	Principal Amount of Loans at December 31, 2008
Residential developments	**9**	**$23,661**	7	$12,030	6	$17,681
One-to-four family	**3**	**2,673**	2	3,088	4	898
Condominiums	**0**	**0**	0	0	1	5,440
Hotels	**0**	**0**	1	4,999	1	4,999
Alternative fuel plants	**1**	**4,994**	2	12,834	2	12,492
Shopping centers/retail	**3**	**1,099**	2	1,136	2	1,237
Elderly care facilities	**0**	**0**	0	0	3	4,037
Restaurants/bar	**1**	**635**	4	2,436	0	0
Office building	**1**	**3,675**	1	599	1	169
	18	**$36,737**	19	$37,122	20	$46,953

The Company had specific reserves established against the above commercial real estate loans of $13.3 million, $7.7 million and $6.2 million, respectively, at December 31, 2010, 2009 and 2008.

The following table summarizes the number of lending relationships and industry of commercial business loans that were non-performing for the years ended December 31, 2010 and 2009.

(Dollars in thousands)

Property Type	# of Relationships	Principal Amount of Loans December 31, 2010	# of Relationships	Principal Amount of Loans December 31, 2009
Construction/development	**6**	**$ 9,148**	5	$ 4,094
Finance	**1**	**248**	2	8,764
Alternative fuels	**0**	**0**	1	756
Retail	**1**	**2,504**	1	32
Banking	**2**	**8,223**	1	3,248
Entertainment	**1**	**315**	1	893
Utilities	**1**	**4,614**	0	0
Residential rental	**0**	**0**	0	0
Service industry	**0**	**0**	0	0
Restaurant	**4**	**1,217**	0	0
	16	**$26,269**	11	$17,787

The Company had specific reserves established against the above commercial business loans of $10.7 million and $3.4 million, respectively, at December 31, 2010 and 2009.

At December 31, 2010, 2009 and 2008, there were loans included in loans receivable, net, with terms that had been modified in a troubled debt restructuring totaling $19.3 million, $5.3 million and $8.2 million, respectively. For the loans that were restructured in 2010, $0.8 million were unclassified and performing, $10.1 million were classified and performing and $8.4 million were non-performing at December 31. The increase in troubled debt restructurings in 2010 relates primarily to multiple loans to two developers totaling $17.2 million that were restructured during the year in order to improve the borrowers cash flow. Of the loans that were modified in 2010, $14.9 million related to commercial real estate loans and the remaining modifications related to single family, consumer, and commercial loans. Of the loans that were modified in 2009, $4.3 million related to a commercial real estate loan and the remaining loans related to single family and consumer loans. Some of these loans were not classified as non-performing as it is anticipated that the borrowers will be able to make all of the required principal and interest payments under the modified terms of the loan.

In addition to the troubled debt restructurings and the non-performing loans set forth in the table above of all non-performing assets, as of December 31, 2010, there were two other potential problem loan relationships. Potential problem loans are loans that are not in non-performing status; however, there are circumstances present to create doubt as to the ability of the borrower to comply with present repayment terms. The decision of management to include performing loans in potential problem loans does not necessarily mean that the Company expects losses to occur but that management recognized a higher degree of risk associated with these loans. The level of potential problem loans is another predominant factor in determining the relative level of the allowance for loan losses. The two loan relationships that have been reported as potential problem loans at December 31, 2010 are a $6.0 million land development loan and a group of commercial loans to a related borrower totaling $0.5 million. At December 31, 2009, potential problem loans were a $5.0 million loan to a financial institution and a $1.7 million group of loans in which the personal guarantor's financial condition had deteriorated.

Pursuant to the Bank Supervisory Agreement, the Bank must submit a problem asset reduction plan upon which the OTS may make comments, and to which it may require revisions.

Liquidity and Capital Resources

The Company manages its liquidity position so that the funding needs of borrowers and depositors are met timely and in the most cost effective manner. Asset liquidity is the ability to convert assets to cash through the maturity or sale of the asset. Liability liquidity is the ability of the Bank to attract retail, internet or brokered deposits or to borrow funds from third parties such as the Federal Home Loan Bank (FHLB) or the Federal Reserve Bank (FRB).

The primary investing activities are the origination of loans and the purchase of securities. Principal and interest payments on loans and securities along with the proceeds from the sale of loans held for sale are the primary sources of cash for the Company. Additional cash can be obtained by selling securities from the available for sale portfolio or by selling loans or mortgage servicing rights. Unpledged securities could also be pledged and used as collateral for additional borrowings with the FHLB or FRB to generate additional cash.

The primary financing activity is the attraction of retail, internet and brokered deposits. The Bank has the ability to borrow additional funds from the FHLB or FRB by pledging additional securities or loans, subject to

applicable borrowing base and collateral requirements. Refer to Note 11 of the Notes to Consolidated Financial Statements for more information on additional advances that could be drawn based upon existing collateral levels with the FHLB and the FRB. Information on outstanding advance maturities and related early call features is also included in Note 11. In 2008, the United States Treasury also invested $26.0 million in preferred stock and related warrant of the Company.

The Company's most liquid assets are cash and cash equivalents, which consist of short-term highly liquid investments with original maturities of less than three months that are readily convertible to known amounts of cash and interest-bearing deposits. The level of these assets is dependent on the operating, financing and investing activities during any given period.

Cash and cash equivalents at December 31, 2010 were $21.0 million, an increase of $4.6 million, compared to $16.4 million at December 31, 2009. Net cash provided by operating activities during 2010 was $25.6 million. The Company conducted the following major investing activities during 2010: principal payments and maturity proceeds received on securities available for sale and FHLB stock were $137.8 million, purchases of securities available for sale and FHLB stock were $130.5 million, proceeds from the sale of premises and other real estate were $14.5 million, and loans receivable decreased $82.6 million. The Company spent $0.3 million for the purchase of equipment and updating its premises. Net cash provided by investing activities during 2010 was $104.1 million. The Company conducted the following major financing activities during 2010: received proceeds from borrowing and advances of $87.0 million, repaid advances and borrowings of $97.0 million and deposits decreased $113.2 million. Net cash used by financing activities was $125.1 million.

The Company has certificates of deposit with outstanding balances of $177.0 million that mature during 2011, of which $55.7 million were obtained from brokers. Based upon past experience, management anticipates that the majority of the deposits will renew for another term, with the exception of some brokered deposits that are not anticipated to renew due to management's desire to reduce the amount of outstanding brokered deposits. In addition, based on an OTS directive, the Bank may not renew existing brokered deposits, or accept new brokered deposits without the prior consent of the OTS. The Company believes that deposits that do not renew will be paid off with the proceeds from loan principal payments or replaced with deposits from a combination of other customers, FHLB advances, FRB borrowings, or the sale of securities could also be used to replace unanticipated outflows of deposits.

The Company has deposits of $65.6 million in checking and money market accounts of customers that have relationship balances greater than $5 million. While these funds may be withdrawn at any time, management anticipates that the majority of these deposits will remain on deposit with the Bank over the next twelve months based on past experience. If these deposits are withdrawn, it is anticipated that they would be replaced with FHLB advances, FRB borrowings or deposits from other customers or brokers.

The Company has $52.5 million in FHLB advances that mature in 2011 and it has $70.0 million of FHLB advances with maturities beyond 2011 that have call features that may be exercised by the FHLB during 2011. If the call features are exercised, the Company has the option of requesting any advance otherwise available to it pursuant to the credit policy of the FHLB.

The credit policy of the FHLB relating to the collateral value of the loans collateralizing the outstanding advances with the FHLB may change such that the current collateral pledged to secure the advances is no longer acceptable or the formulas for determining the excess pledged collateral may change. If this were to happen, the Bank may not have additional collateral to pledge to secure the existing advances and the Bank may have to find alternative funding sources to replace some of the FHLB advances maturing in 2011. The FHLB could also reduce the amount of funds it will lend to the Bank. It is not anticipated that the Bank will need to find alternative funding sources in 2011 to replace the outstanding FHLB advances, but if needed, excess collateral currently pledged to the FHLB could be pledged to the FRB and the Bank could borrow additional funds from the FRB based on the increased collateral levels or obtain additional deposits.

Under the Company Supervisory Agreement, the Company may not incur or issue any debt without prior notice to, and the consent of, the OTS. Because FHLB advances are debt of the Bank, they are not affected by the Company's restriction on incurring debt.

The Company's primary source of cash is dividends from the Bank and the Bank is restricted under the Bank Supervisory Agreement from paying dividends to the Company without obtaining prior regulatory approval. At December 31, 2010, the Company had $2.0 million in cash and other assets that could readily be turned into cash. The Company anticipates that its liquidity requirements for 2011 will be similar to the liquidity requirements in 2010, except that the $1.3 million in preferred dividends that were paid in 2010 are not anticipated to be made in 2011 due to the Company's suspension of these payments beginning with the payment due in the first quarter of 2011. The Company believes that its available liquidity is adequate to provide

the cash needed for the payment of its operating expenses in 2011. In order to preserve cash at the holding company for potential future needs, the Company suspended the February 15, 2011 regular quarterly cash dividend on the preferred stock issued to the Treasury as part of the TARP Capital Purchase Program. The Company determined to defer such payment following discussions with its primary regulator. In addition, under the terms of the Company's Supervisory Agreement, the Company may not declare or pay any cash dividends without prior notice to, and consent of, the OTS.

The previously authorized stock repurchase program expired on January 26, 2010. No treasury stock purchases were made in 2010 and none are anticipated in 2011 due to restrictions on stock repurchases by the United States Treasury in connection with its preferred stock investment in the Company. In addition, under the terms of the Company's Supervisory Agreement, the Company may not repurchase or redeem any capital stock without prior notice to, and consent of, the OTS.

Contractual Obligations and Commercial Commitments

The Company has certain obligations and commitments to make future payments under existing contracts. At December 31, 2010, the aggregate contractual obligations (excluding bank deposits) and commercial commitments were as follows:

	Payments Due by Period				
(Dollars in thousands)	Total	Less than 1 Year	1-3 Years	4-5 Years	After 5 Years
Contractual Obligations:					
Total borrowings	$122,500	52,500	70,000	0	0
Annual rental commitments under non-cancellable operating leases	722	546	119	34	23
	$123,222	53,046	70,119	34	23
	Amount of Commitments -Expiring by Period				
Other Commercial Commitments:					
Commercial lines of credit	$22,714	15,394	4,268	2,152	900
Commitments to lend	11,761	4,187	1,807	281	5,486
Standby letters of credit	2,355	2,354	1	0	0
	$36,830	21,935	6,076	2,433	6,386

Regulatory Capital Requirements

As a result of the Federal Deposit Insurance Corporation Improvement Act of 1991 (FDICIA), banking and thrift regulators are required to take prompt regulatory action against institutions which are undercapitalized. FDICIA requires banking and thrift regulators to categorize institutions as "well capitalized", "adequately capitalized", "undercapitalized", "significantly undercapitalized", or "critically undercapitalized". A savings institution will be deemed to be well capitalized if it: (i) has a total risk-based capital ratio of 10% or greater, (ii) has a Tier 1 (core) risk-based capital ratio of 6% or greater, (iii) has a leverage ratio of 5% or greater, and (iv) is not subject to any order or written directive by the OTS to meet and maintain a specific capital level for any capital measure. Management believes that, as of December 31, 2010, the Bank met all of the capital requirements to which it was subject and was "well capitalized" based on the regulatory definition described above. Refer to Note 16 of the Notes to Consolidated Financial Statements for a table which reflects the Bank's capital compared to its capital requirements.

Under the terms of the Company Supervisory Agreement, the Company must submit to the OTS by May 31, 2011 a capital plan through December 31, 2012, upon which the OTS may make comments, and to which it may require revisions. The capital plan must establish a minimum tangible capital ratio of tangible equity capital to total tangible assets commensurate with the Company's consolidated risk profile. Following approval by the OTS, the Company must operate within the parameters of the capital plan. The Company is also required to monitor and submit periodic reports on its compliance with the plan and to periodically update the plan. In addition, the Bank has been informed by the OTS that it intends to impose an individual minimum capital requirement ("IMCR") for the Bank. An IMCR requires a bank to establish and maintain levels of capital greater than those generally required for a bank to be "well-capitalized." The Bank has not been informed by the OTS of the timing or capital levels that may be required. The proposed IMCR is not expected to affect the Bank's status as "well-capitalized" within the meaning of the applicable capital regulations of the OTS.

Dividends

The declaration of dividends is subject to, among other things, the Company's financial condition and results of operations, the Bank's compliance with its regulatory capital requirements, tax considerations, industry standards, economic conditions, regulatory restrictions, general business practices and other factors. Under the Bank Supervisory Agreement, no dividends can be declared or paid by the Bank to the Company without prior regulatory approval. Refer to Note 15 of the Notes to Consolidated Financial Statements for information on regulatory limitations on dividends from the Bank to the Company and additional information on dividends. The payment of dividends by the Company is dependent upon the Company having adequate cash or other assets that can be converted to cash to pay dividends to its stockholders. The Company suspended the dividend payments to common stockholders in the fourth quarter of 2008 due to the net operating loss experienced and the challenging economic environment. The Company has suspended the February 15, 2011 regular quarterly cash dividend on the preferred stock issued to the Treasury as part of the TARP Capital Purchase Program. Under the terms of the Company Supervisory Agreement, the Company may not declare or pay any cash dividends, or purchase or redeem any capital stock, without prior notice to, and consent of, the OTS. The Company does not anticipate requesting consent from the OTS to make any payments of dividends on, or purchase of, its common or preferred stock in 2011.

Impact of Inflation and Changing Prices

The impact of inflation is reflected in the increased cost of operations. Unlike most industrial companies, nearly all of the assets and liabilities of the Company are monetary in nature. As a result, interest rates have a greater impact on the Company's performance than do the effects of general levels of inflation. Interest rates do not necessarily move in the same direction or to the same extent as the prices of goods and services.

New Accounting Pronouncements

In June 2009, the FASB issued SFAS No. 167 (ASC 810), *Amendments to FASB Interpretation No. 46(R).* This Statement amends FASB 46(R) to require an enterprise to perform an analysis and ongoing reassessments to determine whether the enterprise's variable interest or interests give it a controlling financial interest in a variable interest entity and amends certain guidance for determining whether an entity is a variable interest entity. It also requires enhanced disclosures that provide users of financial statements with more transparent information about an enterprise's involvement in a variable interest entity. This Statement is effective as of the beginning of each reporting entity's first annual reporting period that begins after November 15, 2009 and for all interim reporting periods after that and its adoption in 2010 did not have any impact on the Company's consolidated financial statements as the Company has no interests in any variable interest entities.

In June 2009, the FASB issued SFAS No. 166 (ASC 860), *Accounting for Transfers of Financial Assets — an amendment of FASB Statement No. 140.* This Statement amends SFAS 140 and removes the concept of a qualifying special-purpose entity from SFAS 140 and eliminates the exception from applying FASB Interpretation No. 46 (revised December 2003) (ASC 810), *Consolidation of Variable Interest Entities,* on qualifying special-purpose entities. This Statement is effective as of the beginning of each reporting entity's first annual reporting period that begins after November 15, 2009, for interim periods within that first annual reporting period and for interim and annual reporting periods thereafter and its adoption in 2010 did not have a material impact on the Company's consolidated financial statements.

In January 2010, the Financial Accounting Standards Board (FASB) issued ASU 2010-06, *Fair Value Measurements and Disclosures* (Topic 820), *Improving Disclosures about Fair Value Measurements.* This ASU requires new investment fair market disclosures in order to increase the transparency in the financial reporting of investments. The new disclosures and clarifications of existing disclosures are effective for interim and annual reporting periods beginning after December 15, 2009, except for the disclosures about purchases, sales, issuances, and settlements in the roll forward of activity in Level 3 fair value measurements. Those disclosures are effective for fiscal years beginning after December 15, 2010, and for interim periods within those fiscal years. The adoption of this ASU in 2010 did not have a material impact on the Company's consolidated financial statements.

In July 2010, the FASB issued ASU 2010-20, *Disclosures about the Credit Quality of Financing Receivables and the Allowance for Credit Losses,* which requires significant new disclosures about the allowance for credit losses and the credit quality of financing receivables. The requirements are intended to enhance transparency regarding credit losses and the credit quality of loan and lease receivables. Under this statement, allowance for credit losses and fair value are to be disclosed by portfolio segment, while credit quality information, impaired financing receivables and nonaccrual status are to be presented by class of financing receivable. Disclosure of the nature and extent, the financial impact and segment information of troubled

debt restructurings were also required. The disclosures are to be presented at the level of disaggregation that management uses when assessing and monitoring the portfolio's risk and performance. This ASU is effective for interim and annual reporting periods after December 15, 2010 and the related disclosures are included in the Company's notes to the consolidated financial statements.

In January 2011, the FASB issued ASU 2011-01, *Deferral of the Effective Date of Disclosures about Troubled Debt Restructurings in Update No. 2010-20.* The amendments temporarily delay the effective date of the disclosures about troubled debt restructurings in ASU No. 2010-20, *Disclosures about the Credit Quality of Financing Receivables and the Allowance for Credit Losses* for public entities. The delay is intended to allow the Board time to complete its deliberations on what constitutes a troubled debt restructuring. The effective date of the new disclosures about troubled debt restructurings for public entities and the guidance for determining what constitutes a troubled debt restructuring will then be coordinated.

Market Risk

Market risk is the risk of loss from adverse changes in market prices and rates. The Company's market risk arises primarily from interest rate risk inherent in its investing, lending and deposit taking activities. Management actively monitors and manages its interest rate risk exposure.

The Company's profitability is affected by fluctuations in interest rates. A sudden and substantial change in interest rates may adversely impact the Company's earnings to the extent that the interest rates borne by assets and liabilities do not change at the same speed, to the same extent, or on the same basis. The Company monitors the projected changes in net interest income that occur if interest rates were to suddenly change up or down. The *Rate Shock Table* located in the Asset/Liability Management section of this Management's Discussion and Analysis discloses the Company's projected changes in net interest income based upon immediate interest rate changes called rate shocks.

The Company utilizes a model that uses the discounted cash flows from its interest-earning assets and its interest-bearing liabilities to calculate the current market value of those assets and liabilities. The model also calculates the changes in market value of the interest-earning assets and interest-bearing liabilities under different interest rate changes.

The following table discloses the projected changes in market value to the Company's interest-earning assets and interest-bearing liabilities based upon incremental 100 basis point changes in interest rates from interest rates in effect on December 31, 2010.

(Dollars in thousands)	Market Value			
Basis point change in interest rates	-100	0	+100	+200
Total market-risk sensitive assets	$874,747	861,314	847,276	830,561
Total market-risk sensitive liabilities	812,838	803,127	790,643	776,801
Off-balance sheet financial instruments	(117)	0	252	480
Net market risk	$ 62,026	58,187	56,381	53,280
Percentage change from current market value	6.60%	0.00%	(3.10)%	(8.43)%

The preceding table was prepared utilizing the following assumptions (the Model Assumptions) regarding prepayment and decay ratios that were determined by management based upon their review of historical prepayment speeds and future prepayment projections. Fixed rate loans were assumed to prepay at annual rates of between 7% and 71%, depending on the note rate and the period to maturity. Adjustable rate mortgages (ARMs) were assumed to prepay at annual rates of between 12% and 34%, depending on the note rate and the period to maturity. Growing Equity Mortgage (GEM) loans were assumed to prepay at annual rates of between 9% and 45% depending on the note rate and the period to maturity. Mortgage-backed securities and Collateralized Mortgage Obligations (CMOs) were projected to have prepayments based upon the underlying collateral securing the instrument and the related cash flow priority of the CMO tranche owned. Certificate accounts were assumed not to be withdrawn until maturity. Passbook and money market accounts were assumed to decay at annual rates of 21% and 23%, respectively. Non-interest checking and NOW accounts were assumed to decay at annual rates of 16% and 17%, respectively. Commercial NOW and MMDA accounts were assumed to decay at annual rates of 17% and 23%, respectively. FHLB advances were projected to be called at the first call date where the projected interest rate on similar remaining term advances exceeded the interest rate on the callable advance. Refer to Note 11 of the Notes to Consolidated Financial Statements for more information on call provisions of the FHLB advances.

Certain shortcomings are inherent in the method of analysis presented in the foregoing table. The interest rates on certain types of assets and liabilities may fluctuate in

advance of changes in market interest rates, while interest rates on other types of assets and liabilities may lag behind changes in market interest rates. The model assumes that the difference between the current interest rate being earned or paid compared to a treasury instrument or other interest index with a similar term to maturity (the Interest Spread) will remain constant over the interest changes disclosed in the table. Changes in Interest Spread could impact projected market value changes. Certain assets, such as ARMs, have features that restrict changes in interest rates on a short-term basis and over the life of the assets. The market value of the interest-bearing assets that are approaching their lifetime interest rate caps or floors could be different from the values calculated in the table. Certain liabilities, such as certificates of deposit, have fixed rates that restrict interest rate changes until maturity. In the event of a change in interest rates, prepayment and early withdrawal levels may deviate significantly from those assumed in calculating the foregoing table. The ability of many borrowers to service their debt may decrease in the event of a substantial sustained increase in interest rates.

Asset/Liability Management

The Company's management reviews the impact that changing interest rates will have on the net interest income projected for the twelve months following December 31, 2010 to determine if its current level of interest rate risk is acceptable. The following table projects the estimated impact on net interest income during the 12 month period ending December 31, 2011 of immediate interest rate changes called rate shocks:

Rate Shock Table

(Dollars in thousands)

Rate Shock in Basis Points	Net Interest Change	Percent Change
+200	$160	0.53
+100	328	1.09
0	0	0.00
-100	(694)	(2.31)

The preceding table was prepared utilizing the Model Assumptions. Certain shortcomings are inherent in the method of analysis presented in the foregoing table. In the event of a change in interest rates, prepayment and early withdrawal levels would likely deviate significantly from those assumed in calculating the foregoing table. The ability of many borrowers to service their debt may decrease in the event of a substantial increase in interest rates and could impact net interest income. The increase in interest income in a rising rate environment is because there are more adjustable rate loans that would reprice to higher interest rates in the next twelve months than there are certificates of deposit that would reprice.

In an attempt to manage its exposure to changes in interest rates, management closely monitors interest rate risk. The Company has an Asset/Liability Committee that meets frequently to discuss changes made to the interest rate risk position and projected profitability. The Committee makes adjustments to the asset-liability position of the Bank that are reviewed by the Board of Directors of the Bank. This Committee also reviews the Bank's portfolio, formulates investment strategies and oversees the timing and implementation of transactions to assure attainment of the Bank's objectives in the most effective manner. In addition, the Board reviews on a quarterly basis the Bank's asset/liability position, including simulations of the effect on the Bank's capital of various interest rate scenarios.

In managing its asset/liability mix, the Bank may, at times, depending on the relationship between long and short-term interest rates, market conditions and consumer preference, place more emphasis on managing net interest margin than on better matching the interest rate sensitivity of its assets and liabilities in an effort to enhance net interest income. Management believes that the increased net interest income resulting from a mismatch in the maturity of its asset and liability portfolios can, in certain situations, provide high enough returns to justify the increased exposure to sudden and unexpected changes in interest rates.

To the extent consistent with its interest rate spread objectives, the Bank attempts to manage its interest rate risk and has taken a number of steps to restructure its balance sheet in order to better match the maturities of its assets and liabilities. In the past, more fixed rate loans were placed into the single family loan portfolio. In 2010, the Bank has primarily focused its fixed rate one-to-four family residential lending program on loans that are saleable to third parties and generally placed only those fixed rate loans that met certain risk characteristics into its loan portfolio. The Bank's commercial loan production continued to be primarily in adjustable rate loans with minimum interest rate floors; however, more of these loans were structured to reprice every one, two, or three years. In addition, the duration of the Bank's certificates of deposits that were issued in 2010 were lengthened in order to manage the Company's interest rate risk exposure.

Off-Balance Sheet Arrangements

The Company has no off-balance sheet arrangements other than commitments to originate and sell loans in the ordinary course of business which are more fully discussed in Note 17 of the Notes to Consolidated Financial Statements.

CONSOLIDATED BALANCE SHEETS

December 31 *(Dollars in thousands)*	**2010**	2009
ASSETS		
Cash and cash equivalents	**$ 20,981**	16,418
Securities available for sale:		
Mortgage-backed and related securities (amortized cost $32,036 and $51,840)	**33,506**	53,559
Other marketable securities (amortized cost $118,631 and $105,723)	**118,058**	106,043
	151,564	159,602
Loans held for sale	**2,728**	2,965
Loans receivable, net	**664,241**	799,256
Accrued interest receivable	**3,311**	4,024
Real estate, net	**16,382**	16,257
Federal Home Loan Bank stock, at cost	**6,743**	7,286
Mortgage servicing rights, net	**1,586**	1,315
Premises and equipment, net	**9,450**	10,766
Prepaid expenses and other assets	**3,632**	6,762
Deferred tax assets, net	**0**	11,590
Total assets	**$880,618**	1,036,241
LIABILITIES AND STOCKHOLDERS' EQUITY		
Deposits	**$683,230**	796,011
Federal Home Loan Bank advances and Federal Reserve borrowings	**122,500**	132,500
Accrued interest payable	**1,092**	2,108
Customer escrows	**818**	1,427
Accrued expenses and other liabilities	**3,431**	4,257
Total liabilities	**811,071**	936,303
Commitments and contingencies		
Stockholders' equity:		
Serial preferred stock: ($.01 par value) Authorized 500,000 shares; issued shares 26,000	**24,264**	23,785
Common stock ($.01 par value): Authorized 11,000,000; issued shares 9,128,662	**91**	91
Additional paid-in capital	**56,420**	58,576
Retained earnings, subject to certain restrictions	**55,838**	86,115
Accumulated other comprehensive income	**541**	1,230
Unearned employee stock ownership plan shares	**(3,384)**	(3,577)
Treasury stock, at cost 4,818,263 and 4,883,378 shares	**(64,223)**	(66,282)
Total stockholders' equity	**69,547**	99,938
Total liabilities and stockholders' equity	**$880,618**	1,036,241

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF LOSS

Years ended December 31 *(Dollars in thousands)*	**2010**	2009	2008
Interest income:			
Loans receivable	**$ 44,248**	51,876	58,671
Securities available for sale:			
Mortgage-backed and related	**1,813**	2,768	1,615
Other marketable	**2,023**	3,039	5,775
Cash equivalents	**4**	1	198
Other	**182**	87	253
Total interest income	**48,270**	57,771	66,512
Interest expense:			
Deposits	**11,281**	17,579	27,157
Federal Home Loan Bank advances and Federal Reserve borrowings	**5,978**	6,289	5,639
Total interest expense	**17,259**	23,868	32,796
Net interest income	**31,011**	33,903	33,716
Provision for loan losses	**33,381**	26,699	26,696
Net interest income (loss) after provision for loan losses	**(2,370)**	7,204	7,020
Non-interest income:			
Fees and service charges	**3,741**	4,137	4,269
Loan servicing fees	**1,067**	1,042	955
Securities gains, net	**0**	5	479
Gain on sales of loans	**1,987**	2,273	651
Other	**476**	625	749
Total non-interest income	**7,271**	8,082	7,103
Non-interest expense:			
Compensation and benefits	**13,516**	13,432	12,464
Losses (gains) on real estate owned	**1,165**	3,873	(187)
Occupancy	**4,082**	4,084	4,521
Deposit insurance	**1,933**	1,973	678
Data processing	**1,040**	1,182	1,731
Goodwill impairment charge	**0**	0	3,801
Other	**5,820**	7,145	6,226
Total noninterest expense	**27,556**	31,689	29,234
Loss before income tax expense (benefit)	**(22,655)**	(16,403)	(15,111)
Income tax expense (benefit)	**6,323**	(5,607)	(4,984)
Net loss	**$(28,978)**	(10,796)	(10,127)
Preferred stock dividends and discount	**(1,784)**	(1,747)	(37)
Net loss available to common stockholders	**$(30,762)**	(12,543)	(10,164)
Basic loss per common share	**$ (8.17)**	(3.39)	(2.78)
Diluted loss per common share	**$ (8.17)**	(3.39)	(2.78)

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY AND COMPREHENSIVE LOSS

(Dollars in thousands)	Preferred Stock	Common Stock	Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Unearned Employee Stock Ownership Plan	Treasury Stock	Total Stock-holders' Equity
Balance, December 31, 2007	$ 0	91	58,049	110,943	1,167	(3,965)	(68,157)	98,128
Net loss				(10,127)				(10,127)
Other comprehensive loss, net of tax:								
Net unrealized gains on securities available for sale					924			924
Total comprehensive loss								(9,203)
Preferred stock and warrant issued	23,384		2,616					26,000
Treasury stock purchases							(723)	(723)
Unearned compensation restricted stock awards			(550)				550	0
Restricted stock awards forfeited			6				(6)	0
Stock compensation expense			33					33
Amortization of restricted stock awards			415					415
Earned employee stock ownership plan shares			118			194		312
Common stock dividends paid				(2,749)				(2,749)
Balance, December 31, 2008	$23,384	91	60,687	98,067	2,091	(3,771)	(68,336)	112,213
Net loss				(10,796)				(10,796)
Other comprehensive loss, net of tax:								
Net unrealized losses on securities available for sale					(861)			(861)
Total comprehensive loss								(11,657)
Preferred stock discount amortization	401		(401)					0
Unearned compensation restricted stock awards			(2,181)				2,181	0
Restricted stock awards forfeited			127				(127)	0
Restricted stock awards dividend forfeited				7				7
Stock compensation expense			27					27
Amortization of restricted stock awards			373					373
Earned employee stock ownership plan shares			(56)			194		138
Preferred stock dividends paid				(1,163)				(1,163)
Balance, December 31, 2009	$23,785	91	58,576	86,115	1,230	(3,577)	(66,282)	99,938
Net loss				**(28,978)**				**(28,978)**
Other comprehensive loss, net of tax:								
Net unrealized losses on securities available for sale					**(689)**			**(689)**
Total comprehensive loss								**(29,667)**
Preferred stock discount amortization	**479**		**(479)**					**0**
Stock compensation expense			**63**					**63**
Unearned compensation restricted stock awards			**(2,237)**				**2,237**	**0**
Restricted stock awards forfeited			**178**				**(178)**	**0**
Restricted stock awards dividend forfeited				**1**				**1**
Amortization of restricted stock awards			**370**					**370**
Earned employee stock ownership plan shares			**(51)**			**193**		**142**
Preferred stock dividends paid				**(1,300)**				**(1,300)**
Balance, December 31, 2010	**$24,264**	**91**	**56,420**	**55,838**	**541**	**(3,384)**	**(64,223)**	**69,547**

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

Years Ended December 31 *(Dollars in thousands)*	**2010**	2009	2008
Cash flows from operating activities:			
Net loss	**$ (28,978)**	(10,796)	(10,127)
Adjustments to reconcile net loss to cash provided by operating activities:			
Provision for loan losses	**33,381**	26,699	26,696
Provision for real estate losses	**1,873**	4,877	0
Depreciation	**1,593**	1,837	1,796
Amortization of premiums, net	**571**	465	672
Amortization of deferred loan fees	**(319)**	(972)	(808)
Amortization of mortgage servicing rights	**482**	556	570
Capitalized mortgage servicing rights	**(753)**	(1,143)	(28)
Deferred income tax expense (benefit)	**12,043**	(2,516)	(4,568)
Securities gains, net	**0**	(5)	(479)
Gain on sales of real estate and premises	**(708)**	(1,146)	(187)
Gain on sales of loans	**(1,987)**	(2,273)	(651)
Proceeds from sales of loans held for sale	**90,797**	122,491	60,566
Disbursements on loans held for sale	**(85,384)**	(119,475)	(56,925)
Amortization of restricted stock awards	**370**	373	415
Amortization of unearned ESOP shares	**193**	194	194
Earned ESOP shares priced above (below) original cost	**(51)**	(56)	118
Stock option compensation expense	**63**	27	33
Decrease in accrued interest receivable	**713**	1,544	1,326
Decrease in accrued interest payable	**(1,016)**	(4,199)	(3,207)
Goodwill impairment charge	**0**	0	3,801
Decrease (increase) in other assets	**3,084**	(2,041)	(2,761)
Increase (decrease) in other liabilities	**(774)**	912	(4,618)
Other, net	**362**	95	34
Net cash provided by operating activities	**25,555**	15,448	11,862
Cash flows from investing activities:			
Proceeds from sales of securities available for sale	**0**	2,141	10,442
Principal collected on securities available for sale	**19,820**	22,213	7,246
Proceeds collected on maturity of securities available for sale	**115,000**	78,350	110,000
Purchases of securities available for sale	**(128,059)**	(88,446)	(114,405)
Purchase of Federal Home Loan Bank stock	**(2,420)**	0	(7,180)
Redemption of Federal Home Loan Bank stock	**2,963**	0	6,092
Proceeds from sales of real estate and premises	**14,532**	10,749	6,563
Net (increase) decrease in loans receivable	**82,591**	56,329	(78,654)
Purchases of premises and equipment	**(292)**	(558)	(3,772)
Net cash provided (used) by investing activities	**104,135**	80,778	(63,668)
Cash flows from financing activities:			
Decrease in deposits	**(113,218)**	(85,162)	(8,484)
Purchase of treasury stock	**0**	0	(723)
Dividends paid to common stockholders	**0**	0	(2,749)
Dividends paid to preferred stockholders	**(1,300)**	(1,163)	0
Preferred stock and warrant issued	**0**	0	26,000
Proceeds from borrowings	**87,000**	1,099,000	631,300
Repayment of borrowings	**(97,000)**	(1,109,000)	(601,300)
Increase (decrease) in customer escrows	**(609)**	788	(227)
Net cash (used) provided by financing activities	**(125,127)**	(95,537)	43,817
Increase (decrease) in cash and cash equivalents	**4,563**	689	(7,989)
Cash and cash equivalents, beginning of year	**16,418**	15,729	23,718
Cash and cash equivalents, end of year	**$ 20,981**	16,418	15,729
Supplemental cash flow disclosures:			
Cash paid for interest	**$ 18,275**	28,067	36,003
Cash paid for income taxes	**39**	33	5,247
Supplemental noncash flow disclosures:			
Loans transferred to loans held for sale	**3,195**	1,234	2,238
Transfer of loans to real estate	**16,167**	18,342	14,727

See accompanying notes to consolidated financial statements.

December 31, 2010, 2009 and 2008

NOTE 1 Description of the Business and Summary of Significant Accounting Policies

HMN Financial, Inc. (HMN or the Company) is a stock savings bank holding company that owns 100 percent of Home Federal Savings Bank (the Bank). The Bank has a community banking philosophy and operates retail banking and loan production facilities in Minnesota and Iowa. The Bank has one wholly owned subsidiary, Osterud Insurance Agency, Inc. (OIA), which offers financial planning products and services. HMN has another wholly owned subsidiary, Security Finance Corporation (SFC), which acts as an intermediary for the Bank in completing certain real estate transactions.

The consolidated financial statements included herein are for HMN, SFC, the Bank and OIA. All significant intercompany accounts and transactions have been eliminated in consolidation.

The Company evaluated subsequent events through the filing date of our annual 10-K with the Securities and Exchange Commission on March 4, 2011.

Use of Estimates In preparing the consolidated financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the balance sheet and revenues and expenses for the period. Actual results could differ from those estimates.

An estimate that is particularly susceptible to change relates to the determination of the allowance for loan losses. Management believes that the allowance for loan losses is adequate to cover probable losses inherent in the portfolio at the date of the balance sheet. While management uses available information to recognize losses on loans, future additions to the allowance may be necessary based on changes in economic conditions and other factors. In addition, various regulatory agencies, as an integral part of their examination process, periodically review the allowance for loan losses. Such agencies may require additions to the allowance based on their judgment about information available to them at the time of their examination.

Cash and Cash Equivalents The Company considers highly liquid investments with original maturities of three months or less to be cash equivalents.

Securities Securities are accounted for according to their purpose and holding period. The Company classifies its debt and equity securities in one of three categories:

Trading Securities Securities held principally for resale in the near term are classified as trading securities and are recorded at their fair values. Unrealized gains and losses on trading securities are included in other income.

Securities Held to Maturity Securities that the Company has the positive intent and ability to hold to maturity are reported at cost and adjusted for premiums and discounts that are recognized in interest income using the interest method over the period to maturity. Unrealized losses on securities held to maturity reflecting a decline in value judged to be other than temporary are charged to income and a new cost basis is established.

Securities Available for Sale Securities available for sale consist of securities not classified as trading securities or as securities held to maturity. They include securities that management intends to use as part of its asset/liability strategy or that may be sold in response to changes in interest rates, changes in prepayment risk, or similar factors. Unrealized gains and losses, net of income taxes, are reported as a separate component of stockholders' equity until realized. Gains and losses on the sale of securities available for sale are determined using the specific identification method and recognized on the trade date. Premiums and discounts are recognized in interest income using the interest method over the period to maturity. Unrealized losses on securities available for sale reflecting a decline in value judged to be other than temporary are charged to income and a new cost basis is established.

Management monitors the investment security portfolio for impairment on an individual security basis and has a process in place to identify securities that could potentially have a credit impairment that is other than temporary. This process involves analyzing the length of time and extent to which the fair value has been less than the amortized cost basis, the market liquidity for the security, the financial condition and near-term prospects of the issuer, expected cash flows, and the Company's intent and ability to hold the investment for a period of time sufficient to recover the temporary loss, including determining whether it is more-likely-than-not that the Company will be required to sell the security prior to recovery. To the extent it is determined that a security is deemed to be other-than-temporarily impaired, an impairment loss is recognized.

Loans Held for Sale Mortgage loans originated or purchased which are intended for sale in the secondary market are carried at the lower of cost or estimated market value in the aggregate. Net fees and costs associated with acquiring or originating loans held for sale are deferred and included in the basis of the loan in determining the gain or loss on the sale of the loans. Gains on the sale of loans are recognized on the settlement date. Net unrealized losses are recognized through a valuation allowance by charges to income.

Loans Receivable, net Loans receivable, net are carried at amortized cost. Loan origination fees received, net of certain loan origination costs, are deferred as an adjustment to the carrying value of the related loans, and are amortized into income using the interest method over the estimated life of the loans.

Premiums and discounts on purchased loans are amortized into interest income using the interest method over the period to contractual maturity, adjusted for estimated prepayments.

The allowance for loan losses is maintained at an amount considered adequate by management to provide for probable losses inherent in the loan portfolio as of the balance sheet dates. The allowance for loan losses is based on a quarterly analysis of the loan portfolio. In this analysis, management considers factors including, but not limited to, specific occurrences which include loan impairment, changes in the size of the portfolios, general economic conditions, demand for single family homes, demand for commercial real estate and building lots, loan portfolio composition and historical experience. In connection with the determination of the allowance for loan losses, management obtains independent appraisals for significant properties or other collateral securing delinquent loans. The allowance for loan losses is established for known problem loans, as well as for loans which are not currently known to require specific allowances. Loans are charged off to the extent they are deemed to be uncollectible. The adequacy of the allowance for loan losses is dependent upon management's estimates of variables affecting valuation, appraisals of collateral, evaluations of performance and status, and the amounts and timing of future cash flows expected to be received on impaired loans. Such estimates, appraisals, evaluations and cash flows may be subject to frequent adjustments due to changing economic prospects of borrowers or properties. The estimates are reviewed periodically and adjustments, if any, are recorded in the provision for loan losses in the periods in which the adjustments become known.

Interest income is recognized on an accrual basis except when collectability is in doubt. When loans are placed on a non-accrual basis, generally when the loan is 90 days past due, previously accrued but unpaid interest is reversed from income. Interest is subsequently recognized as income to the extent cash is received when, in management's judgment, principal is collectible.

All impaired loans are valued at the present value of expected future cash flows discounted at the loan's initial effective interest rate. The fair value of the collateral of an impaired collateral-dependent loan or an observable market price, if one exists, may be used as an alternative to discounting. If the value of the impaired loan is less than the recorded investment in the loan, impairment will be recognized through the allowance for loan losses. A loan is considered impaired when, based on current information and events, it is probable that the Company will be unable to collect all amounts due according to the contractual terms of the loan agreement. Impaired loans include all loans which are on non-accrual, delinquent as to principal and interest for 90 days or greater or restructured in a troubled debt restructuring involving a modification of terms. All non-accruing loans are reviewed for impairment on an individual basis.

Mortgage Servicing Rights Mortgage servicing rights are capitalized at fair value and amortized in proportion to, and over the period of, estimated net servicing income. The Company evaluates its capitalized mortgage servicing rights for impairment each quarter. Loan type and note rate are the predominant risk characteristics of the underlying loans used to stratify capitalized mortgage servicing rights for purposes of measuring impairment. Any impairment is recognized through a valuation allowance.

Real Estate, net Real estate acquired through loan foreclosure is initially recorded at the lower of the related loan balance, less any specific allowance for loss, or fair value less estimated selling costs. Valuations are reviewed quarterly by management and an allowance for losses is established if the carrying value of a property exceeds its fair value less estimated selling costs.

Premises and Equipment Land is carried at cost. Office buildings, improvements, furniture and equipment are carried at cost less accumulated depreciation.

Depreciation is computed on a straight-line basis over estimated useful lives of 5 to 40 years for office buildings and improvements and 3 to 10 years for furniture and equipment.

Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of The Company reviews long-lived assets and certain identifiable intangibles for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable.

Investment in Limited Partnerships The Company has investments in limited partnerships that invested in low to moderate income housing projects that generated tax credits for the Company. The Company accounts for the earnings or losses from the limited partnerships on the equity method.

Intangible Assets Goodwill resulting from acquisitions is not amortized but is tested for impairment annually in accordance with the requirements of ASC 350, *Goodwill and Other Intangible Assets*. Deposit base intangibles are amortized on an accelerated basis as the deposits run off. The Company reviews the recoverability of the carrying

value of these assets annually or whenever an event occurs indicating that they may be impaired. During 2008, HMN's stock traded at a substantial discount to book value. Therefore, an analysis was performed and it was determined that the carrying value of goodwill was impaired and the entire goodwill amount of $3.8 million was charged off.

Stock Based Compensation The Company recognizes the grant-date fair value of stock option awards issued as compensation expense.

Employee Stock Ownership Plan (ESOP) The Company has an ESOP that borrowed funds from the Company and purchased shares of HMN common stock. The Company makes quarterly principal and interest payments on the ESOP loan. As the debt is repaid, ESOP shares that were pledged as collateral for the debt are released from collateral and allocated to eligible employees based on the proportion of debt service paid in the year. The Company accounts for its ESOP in accordance with ASC 718, *Employers' Accounting for Employee Stock Ownership Plans.* Accordingly, the shares pledged as collateral are reported as unearned ESOP shares in stockholders' equity. As shares are determined to be ratably released from collateral, the Company reports compensation expense equal to the current market price of the shares, and the shares become outstanding for earnings per share computations.

Income Taxes Deferred tax assets and liabilities are recognized for the future tax consequences attributable to temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. A valuation allowance is required to be recognized if it is "more likely than not" that the deferred tax asset will not be realized. The determination of the realizability of the deferred tax asset is subjective and dependent upon judgment concerning management's evaluation of both positive and negative evidence regarding the ultimate realizability of deferred tax assets.

Preferred Stock Dividends and Discount The proceeds received from the preferred stock and warrant issued to the U.S. Treasury were allocated between the preferred stock and the warrant based on their relative fair values at the time of issuance in accordance with the requirements of ASC 470, *Accounting for Convertible Debt Issued with Stock Purchase Warrants.* Because of the increasing rate dividend feature of the preferred shares, the discount on the warrant is amortized using the constant effective yield method over the five year period preceding the scheduled rate increase on the preferred stock in accordance with the requirements of ASC 505.

Loss per Share Basic loss per common share excludes dilution and is computed by dividing the loss available to common stockholders by the weighted-average number of common shares outstanding for the period. Diluted loss per common share reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock or resulted in the issuance of common stock that shared in the earnings of the entity. Options and restricted stock awards are excluded from the loss per share calculation when a net loss is incurred as their inclusion in the calculation would be anti-dilutive and result in a lower loss per common share.

Comprehensive Income (Loss) Comprehensive income (loss) is defined as the change in equity during a period from transactions and other events from nonowner sources. Comprehensive income (loss) is the total of net loss and other comprehensive income (loss), which for the Company is comprised of unrealized gains and losses on securities available for sale.

Segment Information The amount of each segment item reported is the measure reported to the chief operating decision maker for purposes of making decisions about allocating resources to the segment and assessing its performance. Adjustments and eliminations made in preparing an enterprise's general-purpose financial statements and allocations of revenues, expenses and gains or losses are included in determining reported segment profit or loss if they are included in the measure of the segment's profit or loss that is used by the chief operating decision maker. Similarly, only those assets that are included in the measure of the segment's assets that are used by the chief operating decision maker are reported for that segment.

New Accounting Pronouncements In June 2009, the FASB issued SFAS No. 167 (ASC 810), *Amendments to FASB Interpretation No. 46(R).* This Statement amends FASB 46(R) to require an enterprise to perform an analysis and ongoing reassessments to determine whether the enterprise's variable interest or interests give it a controlling financial interest in a variable interest entity and amends certain guidance for determining whether an entity is a variable interest entity. It also requires enhanced disclosures that provide users of financial statements with more transparent information about an enterprise's involvement in a variable interest entity. This Statement is effective as of the beginning of each reporting entity's first annual reporting period that begins after November 15,

2009 and for all interim reporting periods after that and its adoption in 2010 did not have any impact on the Company's consolidated financial statements as the Company has no interests in any variable interest entities.

In June 2009, the FASB issued SFAS No. 166 (ASC 860), *Accounting for Transfers of Financial Assets — an amendment of FASB Statement No. 140.* This Statement amends SFAS 140 and removes the concept of a qualifying special-purpose entity from SFAS 140 and eliminates the exception from applying FASB Interpretation No. 46 (revised December 2003) (ASC 810), *Consolidation of Variable Interest Entities,* on qualifying special-purpose entities. This Statement is effective as of the beginning of each reporting entity's first annual reporting period that begins after November 15, 2009, for interim periods within that first annual reporting period and for interim and annual reporting periods thereafter and its adoption in 2010 did not have a material impact on the Company's consolidated financial statements.

In January 2010, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) 2010-06, *Fair Value Measurements and Disclosures* (Topic 820), *Improving Disclosures about Fair Value Measurements.* This ASU requires new investment fair market disclosures in order to increase the transparency in the financial reporting of investments. The new disclosures and clarifications of existing disclosures are effective for interim and annual reporting periods beginning after December 15, 2009, except for the disclosures about purchases, sales, issuances, and settlements in the roll forward of activity in Level 3 fair value measurements. Those disclosures are effective for fiscal years beginning after December 15, 2010, and for interim periods within those fiscal years. The adoption of this ASU in 2010 did not have a material impact on the Company's consolidated financial statements.

In July 2010, the FASB issued ASU 2010-20, *Disclosures about the Credit Quality of Financing Receivables and the Allowance for Credit Losses*, which requires significant new disclosures about the allowance for credit losses and the credit quality of financing receivables. The requirements are intended to enhance transparency regarding credit losses and the credit quality of loan and lease receivables. Under this statement, allowance for credit losses and fair value are to be disclosed by portfolio segment, while credit quality information, impaired financing receivables and nonaccrual status are to be presented by class of financing receivable. Disclosure of the nature and extent, the financial impact and segment information of troubled debt restructurings were also required. The disclosures are to be presented at the level of disaggregation that management uses when assessing and monitoring the portfolio's risk and performance. This ASU is effective for interim and annual reporting periods after December 15, 2010 and the related disclosures are included in Note 5 in the Company's notes to the consolidated financial statements.

In January 2011, the FASB issued ASU 2011-01, *Deferral of the Effective Date of Disclosures about Troubled Debt Restructurings in Update No. 2010-20.* The amendments temporarily delay the effective date of the disclosures about troubled debt restructurings in ASU No. 2010-20, *Disclosures about the Credit Quality of Financing Receivables and the Allowance for Credit Losses* for public entities. The delay is intended to allow the Board time to complete its deliberations on what constitutes a troubled debt restructuring. The effective date of the new disclosures about troubled debt restructurings for public entities and the guidance for determining what constitutes a troubled debt restructuring will then be coordinated.

Derivative Financial Instruments The Company uses derivative financial instruments in order to manage the interest rate risk on residential loans held for sale and its commitments to extend credit for residential loans. The Company may also from time to time use interest rate swaps to manage interest rate risk. Derivative financial instruments include commitments to extend credit and forward mortgage loan sales commitments.

Reclassifications Certain amounts in the consolidated financial statements for prior years have been reclassified to conform with the current year presentation.

NOTE 2 Other Comprehensive Income (Loss)

The components of other comprehensive income (loss) and the related tax effects were as follows:

	For the Years Ended December 31,								
	2010			2009			2008		
(Dollars in thousands) Securities available for sale:	**Before Tax**	**Tax Effect**	**Net of Tax**	Before Tax	Tax Effect	Net of Tax	Before Tax	Tax Effect	Net of Tax
Gross unrealized gains (losses) arising during the period	**$(1,142)**	**(453)**	**(689)**	(1,490)	(632)	(858)	2,040	806	1,234
Less reclassification of net gains included in net gain (loss)	**0**	**0**	**0**	5	2	3	479	169	310
Net unrealized gains (losses) arising during the period	**(1,142)**	**(453)**	**(689)**	(1,495)	(634)	(861)	1,561	637	924
Other comprehensive income (loss)	**$(1,142)**	**(453)**	**(689)**	(1,495)	(634)	(861)	1,561	637	924

NOTE 3 Securities Available for Sale

A summary of securities available for sale at December 31, 2010 and 2009 is as follows:

(Dollars in thousands)	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
December 31, 2010:				
Mortgage-backed securities:				
FHLMC	**$ 17,555**	**719**	**0**	**18,274**
FNMA	**12,800**	**692**	**0**	**13,492**
Collateralized mortgage obligations:				
FHLMC	**1,299**	**44**	**0**	**1,343**
FNMA	**382**	**15**	**0**	**397**
	32,036	**1,470**	**0**	**33,506**
Other marketable securities:				
U.S. Government agency obligations	**117,931**	**218**	**(266)**	**117,883**
Corporate preferred stock	**700**	**0**	**(525)**	**175**
	118,631	**218**	**(791)**	**118,058**
	$150,667	**1,688**	**(791)**	**151,564**
December 31, 2009:				
Mortgage-backed securities:				
FHLMC	$ 26,209	933	0	27,142
FNMA	19,399	796	0	20,195
Collateralized mortgage obligations:				
FHLMC	5,846	137	(159)	5,824
FNMA	386	12	0	398
	51,840	1,878	(159)	53,559
Other marketable securities:				
U.S. Government agency obligations	105,023	881	(36)	105,868
Corporate preferred stock	700	0	(525)	175
	105,723	881	(561)	106,043
	$157,563	2,759	(720)	159,602

The Company did not sell any available for sale securities during 2010 and did not recognize any gains or losses on investments. Proceeds from securities available for sale which were sold in 2009 were $2.1 million resulting in gross gains of $5,000. Proceeds from securities available for sale which were sold during 2008 were $10.4 million resulting in gross gains of $479,000.

The following table presents amortized cost and estimated fair value of securities available for sale at December 31, 2010 based upon contractual maturity adjusted for scheduled repayments of principal and projected prepayments of principal based upon current economic conditions and interest rates. Actual maturities may differ from the maturities in the following table because obligors may have the right to call or prepay obligations with or without call or prepayment penalties:

(Dollars in thousands)	Amortized Cost	Fair Value
Due less than one year	$131,431	131,995
Due after one year through five years	17,176	17,970
Due after five years through ten years	1,360	1,424
Due after ten years	700	175
Total	$150,667	151,564

The allocation of mortgage-backed securities and collateralized mortgage obligations in the table above is based upon the anticipated future cash flow of the securities using estimated mortgage prepayment speeds.

The following table shows the gross unrealized losses and fair values for the securities available for sale portfolio aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position at December 31, 2010 and 2009:

	Less Than Twelve Months			Twelve Months or More			Total	
(Dollars in thousands)	# of Investments	Fair Value	Unrealized Losses	# of Investments	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
December 31, 2010								
Other marketable securities:								
U.S. Government agency obligations	**10**	**$47,610**	**(266)**	**0**	**$ 0**	**0**	**$47,610**	**(266)**
Corporate preferred stock	**0**	**0**	**0**	**1**	**175**	**(525)**	**175**	**(525)**
Total temporarily impaired securities	**10**	**$47,610**	**(266)**	**1**	**$175**	**(525)**	**$47,785**	**(791)**

	Less Than Twelve Months			Twelve Months or More			Total	
(Dollars in thousands)	# of Investments	Fair Value	Unrealized Losses	# of Investments	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
December 31, 2009								
Collateralized mortgage obligations:								
FHLMC	1	$ 1,248	(159)	0	$ 0	0	$ 1,248	(159)
Other marketable securities:								
U.S. Government agency obligations	6	30,000	(36)	0	0	0	30,000	(36)
Corporate preferred stock	0	0	0	1	175	(525)	175	(525)
Total temporarily impaired securities	7	$31,248	(195)	1	$175	(525)	$31,423	(720)

We review our investment portfolio on a quarterly basis for indications of impairment. This review includes analyzing the length of time and the extent to which the fair value has been lower than the cost, the market liquidity for the investment, the financial condition and near-term prospects of the issuer, including any specific events which may influence the operations of the issuer, and our intent and ability to hold the investment for a period of time sufficient to recover the temporary loss. The unrealized losses on collateralized mortgage and agency obligations are primarily due to changes in interest rates and were not determined to be other-than-temporary. Mortgage backed securities in the table above had an average life of less than three years and the other marketable securities had an average life of less than one year at December 31, 2010.

The unrealized losses reported for corporate preferred stock at December 31, 2010 relates to a single trust preferred security that was issued by the holding company of a small community bank. Typical of most trust preferred issuances, the issuer has the ability to defer interest payments for up to five years with interest payable on the deferred balance. In October 2009, the issuer elected to defer its scheduled interest payments as allowed by the terms of the security agreement. The issuer's subsidiary bank has incurred operating losses due to increased provisions for loan losses and meets the regulatory requirements to be considered "adequately capitalized" based on its most recent regulatory filing. In addition, the owners of the issuing bank appear to have the ability to make additional capital contributions to enhance the bank's capital position. Based on a review of the issuer, it was determined that the trust preferred security was not other-than-temporarily impaired at December 31, 2010. The Company does not intend to sell the preferred stock and has the intent and ability to hold it for a period of time sufficient to recover the temporary loss. Management believes that the Company will receive all principal and interest payments contractually due on the security and that the decrease in the market value is primarily due to a lack of liquidity in the market for trust preferred securities and the deferral of interest by the issuer. Management will continue to monitor the credit risk of the issuer and may be required to recognize other-than-temporary impairment charges on this security in future periods.

NOTE 4 Loans Receivable, Net

A summary of loans receivable at December 31 is as follows:

(Dollars in thousands)	2010	2009
Residential real estate loans:		
1-4 family conventional	**$128,087**	144,368
1-4 family FHA	**399**	212
1-4 family VA	**49**	51
	128,535	144,631
Commercial real estate:		
Lodging	**34,447**	37,732
Retail/office	**86,768**	65,209
Nursing home/health care	**5,512**	5,841
Land developments	**72,810**	84,594
Golf courses	**8,161**	10,477
Restaurant/bar/café	**2,684**	4,501
Alternative fuel plants	**31,123**	42,053
Warehouse	**17,197**	29,733
Construction:		
1-4 family builder	**10,684**	14,562
Multi family	**3,874**	9,678
Commercial real estate	**693**	16,172
Manufacturing	**8,538**	10,315
Churches/community service	**6,132**	4,369
Multi family	**48,266**	59,266
Other	**19,502**	17,890
	356,391	412,392
Consumer:		
Autos	**604**	902
Home equity line	**44,933**	50,369
Home equity	**17,840**	21,088
Consumer – secured	**1,304**	1,083
Land/lot loans	**2,510**	3,190
Savings	**534**	324
Mobile home	**764**	977
Consumer – unsecured	**2,114**	4,282
	70,603	82,215
Commercial business	**153,039**	185,525
Total loans	**708,568**	824,763
Less:		
Unamortized premiums	**413**	177
Net deferred loan fees	**1,086**	1,518
Allowance for loan losses	**42,828**	23,812
Total loans receivable, net	**$664,241**	799,256
Commitments to originate or purchase loans	**$ 629**	7,330
Commitments to deliver loans to secondary market	**$ 3,413**	6,278
Weighted average contractual rate of loans in portfolio	**5.52%**	5.78%

Included in total commitments to originate or purchase loans are fixed rate loans aggregating $0.6 million and $3.3 million as of December 31, 2010 and 2009, respectively. The interest rates on these loan commitments ranged from 3.88% to 5.13% at December 31, 2010 and from 4.00% to 5.25% at December 31, 2009.

The aggregate amounts of loans to executive officers and directors of the Company was $4.1 million at each of December 31, 2010, 2009 and 2008. During 2010, the only activity was $12,000 in repayments on loans to executive officers and directors. During 2009, repayments on loans to executive officers and directors were $3,000, new loans to executive officers and directors totaled $573,000 and sales of executive officer and director loans were $473,000. All loans were made in the ordinary course of business on normal credit terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with unrelated parties.

At December 31, 2010, 2009 and 2008, the Company was servicing loans for others with aggregate unpaid principal balances of approximately $508.0 million, $566.0 million and $557.7 million, respectively.

The Company originates residential, commercial real estate and other loans primarily in Minnesota and Iowa. At December 31, 2010 and 2009, the Company had in its portfolio single-family and multi-family residential loans located in the following states:

	2010		2009	
(Dollars in thousands)	Amount	Percent of Total	Amount	Percent of Total
Iowa	**$ 4,684**	**3.6%**	$ 5,840	4.0%
Minnesota	**118,305**	**92.0**	132,775	91.9
Wisconsin	**1,879**	**1.5**	2,241	1.5
Other states	**3,667**	**2.9**	3,775	2.6
Total	**$128,535**	**100.0%**	$144,631	100.0%

Amounts under one million dollars in both years are included in "Other states".

At December 31, 2010 and 2009, the Company had in its portfolio commercial real estate loans located in the following states:

	2010		2009	
(Dollars in thousands)	Amount	Percent of Total	Amount	Percent of Total
Arizona	**$ 0**	**0.0%**	$ 6,691	1.6%
California	**4,916**	**1.4**	4,662	1.1
Florida	**2,855**	**0.8**	2,908	0.7
Idaho	**4,483**	**1.3**	5,040	1.2
Indiana	**7,694**	**2.2**	11,692	2.8
Iowa	**11,160**	**3.1**	15,853	3.9
Kansas	**1,064**	**0.3**	1,855	0.5
Minnesota	**303,101**	**85.0**	342,935	83.2
Nebraska	**4,994**	**1.4**	4,992	1.2
North Carolina	**7,303**	**2.0**	7,512	1.8
Tennessee	**1,700**	**0.5**	0	0.0
Utah	**1,414**	**0.4**	1,727	0.4
Wisconsin	**5,087**	**1.4**	5,589	1.4
Other states	**620**	**0.2**	936	0.2
Total	**$356,391**	**100.0%**	$412,392	100.0%

Amounts under one million dollars in both years are included in "Other states".

NOTE 5 Allowance for Loan Losses and Credit Quality Information

The allowance for loan losses is summarized as follows:

(Dollars in thousands)	1-4 Family	Commercial Real Estate	Consumer	Commercial Business	Total
Balance, December 31, 2007	$ 417	7,724	1,441	2,856	12,438
Provision for losses	2,491	8,811	719	14,675	26,696
Charge-offs	(78)	(3,454)	(612)	(13,784)	(17,928)
Recoveries	0	14	37	0	51
Balance, December 31, 2008	2,830	13,095	1,585	3,747	21,257
Provision for losses	(1,753)	14,217	1,451	12,784	26,699
Charge-offs	(82)	(13,548)	(1,980)	(9,421)	(25,031)
Recoveries	5	565	222	95	887
Balance, December 31, 2009	1,000	14,329	1,278	7,205	23,812
Provision for losses	**1,399**	**16,692**	**481**	**14,809**	**33,381**
Charge-offs	**(254)**	**(7,095)**	**(907)**	**(7,006)**	**(15,262)**
Recoveries	**0**	**664**	**72**	**161**	**897**
Balance, December 31, 2010	**$ 2,145**	**24,590**	**924**	**15,169**	**42,828**
Allocated to:					
Specific reserves	**$ 993**	**13,263**	**76**	**10,702**	**25,034**
General reserves	**1,152**	**11,327**	**848**	**4,467**	**17,794**
Balance, December 31, 2010	**$ 2,145**	**24,590**	**924**	**15,169**	**42,828**
Loans receivable at December 31, 2009:					
Individually reviewed for impairment	$ 2,740	41,438	4,412	17,787	66,377
Collectively reviewed for impairment	141,891	370,954	77,803	167,738	758,386
Ending balance	$144,631	412,392	82,215	185,525	824,763
Loans receivable at December 31, 2010:					
Individually reviewed for impairment	**$ 6,729**	**45,077**	**299**	**26,855**	**78,960**
Collectively reviewed for impairment	**121,806**	**311,314**	**70,304**	**126,184**	**629,608**
Ending balance	**$128,535**	**356,391**	**70,603**	**153,039**	**708,568**

The following table summarizes the amount of classified and unclassified loans at December 31:

	2010			2009		
(Dollars in thousands)	**Classified**	**Unclassified**	**Total**	Classified	Unclassified	Total
1-4 family	**$ 15,623**	**112,912**	**128,535**	6,117	138,514	144,631
Commercial real estate:						
Residential developments	**42,888**	**44,218**	**87,106**	34,735	66,678	101,413
Alternative fuels	**11,069**	**20,054**	**31,123**	19,473	22,580	42,053
Other	**12,882**	**225,280**	**238,162**	20,308	248,618	268,926
Consumer	**306**	**70,297**	**70,603**	4,413	77,802	82,215
Commercial business:						
Construction/development	**6,683**	**5,117**	**11,800**	6,656	8,348	15,004
Banking	**8,223**	**5,830**	**14,053**	8,233	5,958	14,191
Other	**20,468**	**106,718**	**127,186**	30,850	125,480	156,330
	$118,142	**590,426**	**708,568**	130,785	693,978	824,763

Classified loans represent substandard and non-performing loans. Loans classified substandard are loans that are generally inadequately protected by the current net worth and paying capacity of the obligor, or by the collateral pledged, if any. Assets so classified must have a well-defined weakness or weaknesses that jeopardize the liquidation of the debt. They are characterized by the distinct possibility that the Bank will sustain some loss if the deficiencies are not corrected.

The aging of past due loans at December 31 are summarized as follows:

(Dollars in thousands)	30-59 Days Past Due	60-89 Days Past Due	90 Days or More Past Due	Total Past Due	Current Loans	Total Loans	Loans 90 Days or More Past Due and Still Accruing
2010							
1-4 family	**$2,313**	**695**	**3,500**	**6,508**	**122,027**	**128,535**	**178**
Commercial real estate:							
Residential developments	**444**	**3,899**	**15,523**	**19,866**	**67,240**	**87,106**	**0**
Alternative fuels	**0**	**0**	**4,994**	**4,994**	**26,129**	**31,123**	**0**
Other	**75**	**264**	**3,914**	**4,253**	**233,909**	**238,162**	**0**
Consumer	**446**	**163**	**207**	**816**	**69,787**	**70,603**	**0**
Commercial business:							
Construction/development	**0**	**0**	**4,809**	**4,809**	**6,991**	**11,800**	**0**
Banking	**0**	**0**	**8,223**	**8,223**	**5,830**	**14,053**	**0**
Other	**311**	**45**	**7,876**	**8,232**	**118,954**	**127,186**	**576**
	$3,589	**5,066**	**49,046**	**57,701**	**650,867**	**708,568**	**754**
2009							
1-4 family	$1,705	736	1,720	4,161	140,470	144,631	0
Commercial real estate:							
Residential developments	5,161	1,109	13,425	19,695	81,718	101,413	886
Alternative fuels	0	0	12,492	12,492	29,561	42,053	0
Other	465	674	6,734	7,873	261,053	268,926	0
Consumer	414	500	3,853	4,767	77,448	82,215	0
Commercial business:							
Construction/development	0	1,802	773	2,575	12,429	15,004	0
Banking	0	0	0	0	14,191	14,191	0
Other	50	0	8,960	9,010	147,320	156,330	100
	$7,795	4,821	47,957	60,573	764,190	824,763	986

Impaired loans include loans that are non-performing (non-accruing) and loans that have been modified in a troubled debt restructuring. The following table summarizes impaired loans and related allowances for the years ended December 31, 2010 and 2009:

(Dollars in thousands)	December 31, 2010				
	Recorded Investment	Unpaid Principal Balance	Related Allowance	Average Recorded Investment	Interest Income Recognized
Loans with no related allowance recorded:					
1-4 family	$ 932	932	0	721	28
Commercial real estate:					
Residential developments	6,486	6,486	0	8,674	220
Alternative fuels	0	0	0	148	0
Other	119	119	0	3,356	4
Consumer	104	104	0	1,354	7
Commercial business:					
Construction/development	99	99	0	793	5
Banking	0	0	0	0	0
Other	397	397	0	1,293	5
Loans with an allowance recorded:					
1-4 family	5,797	5,797	994	3,207	272
Commercial real estate:					
Residential developments	27,147	27,147	9,673	16,720	557
Alternative fuels	4,994	4,994	2,441	7,993	0
Other	6,331	7,287	1,148	5,812	156
Consumer	195	195	76	571	13
Commercial business:					
Construction/development	4,809	4,809	2,668	3,937	0
Banking	8,223	8,223	4,985	7,232	0
Other	13,327	13,878	3,049	12,154	478
Total:					
1-4 family	6,729	6,729	994	3,928	300
Commercial real estate:					
Residential developments	33,633	33,633	9,673	25,394	777
Alternative fuels	4,994	4,994	2,441	8,141	0
Other	6,450	7,406	1,148	9,168	160
Consumer	299	299	76	1,925	20
Commercial business:					
Construction/development	4,908	4,908	2,668	4,730	5
Banking	8,223	8,223	4,985	7,232	0
Other	13,724	14,275	3,049	13,447	483
	$78,960	80,467	25,034	73,965	1,745

	December 31, 2009				
Loans with no related allowance recorded:					
1-4 family	$ 237	237	0	672	9
Commercial real estate:					
Residential developments	7,953	7,953	0	3,209	333
Alternative fuels	342	342	0	2,169	0
Other	5,778	5,778	0	5,537	51
Consumer	3,252	3,252	0	2,733	7
Commercial business:					
Construction/development	984	984	0	204	0
Banking	0	0	0	0	0
Other	1,078	1,078	0	4,008	121
Loans with an allowance recorded:					
1-4 family	2,503	2,503	487	2,941	118
Commercial real estate:					
Residential developments	11,407	11,407	4,414	13,616	159
Alternative fuels	12,492	12,492	2,635	10,495	0
Other	3,466	4,421	625	4,842	68
Consumer	1,160	1,160	517	2,356	53
Commercial business:					
Construction/development	2,597	2,597	375	1,163	139
Banking	3,248	3,248	1,000	650	212
Other	9,880	9,880	2,005	6,839	30
Total					
1-4 family	2,740	2,740	487	3,613	127
Commercial real estate:					
Residential developments	19,360	19,360	4,414	16,825	492
Alternative fuels	12,834	12,834	2,635	12,664	0
Other	9,244	10,199	625	10,379	119
Consumer	4,412	4,412	517	5,089	60
Commercial business:					
Construction/development	3,581	3,581	375	1,367	139
Banking	3,248	3,248	1,000	650	212
Other	10,958	10,958	2,005	10,847	151
	$66,377	67,332	12,058	61,434	1,300

At December 31, 2010, 2009 and 2008, non-accruing loans totaled $68.1 million, $61.1 million and $64.2 million, respectively, for which the related allowance for loan losses was $25.0 million, $12.1 million and $10.2 million, respectively. Non-accruing loans for which no specific allowance has been recorded because management determined that the value of the collateral was sufficient to repay the loan totaled $8.1 million, $15.3 million and $19.3 million, respectively. Had the loans performed in accordance with their original terms, the Company would have recorded gross interest income on the loans of $5.0 million, $5.0 million and $5.5 million in 2010, 2009 and 2008, respectively. For the years ended December 31, 2010, 2009 and 2008, the Company recognized interest income on these loans of $1.3 million, $0.9 million and $1.9 million, respectively. All of the interest income that was recognized for non-accruing loans was recognized using the cash basis method of income recognition. Non-accrual loans also include some of the loans that have had terms modified in a troubled debt restructuring.

The non-accrual loans at December 31 are summarized as follows:

(Dollars in thousands)	**2010**	2009
1-4 family	**$ 4,844**	$ 2,132
Commercial real estate:		
Residential developments	**25,980**	15,105
Alternative fuels	**4,994**	12,835
Other	**5,763**	9,182
Consumer	**224**	4,086
Commercial business:		
Construction/development	**4,907**	3,581
Banking	**8,223**	3,248
Other	**13,139**	10,958
	$68,074	$61,127

At December 31, 2010, there were loans included in loans receivable, net, with terms that had been modified in a troubled debt restructuring totaling $19.3 million. Had these loans been performing in accordance with their original terms throughout 2010, the Company would have recorded gross interest income of $1.2 million. During 2010, the Company recorded gross interest income of $0.8 million on these loans. For the loans that were restructured in 2010, $75,000 were performing,

$10.8 million were classified but performing and $8.4 million were non-performing at December 31. At December 31, 2009 and 2008, there were loans of $5.3 million and $8.2 million, respectively, included in loans receivable, net, with terms that had been modified in a troubled debt restructuring.

The following table summarizes troubled debt restructurings for the years ended December 31:

(Dollars in thousands)	**2010**	2009
Commercial real estate	**$14,871**	4,315
Commercial business	**1,756**	0
1-4 family	**2,589**	610
Home equity	**75**	132
Land/lot	**0**	251
Other consumer	**0**	19
	$19,291	5,327

There were no material commitments to lend additional funds to customers whose loans were restructured or classified as nonaccrual at December 31, 2010 or December 31, 2009.

NOTE 6 Accrued Interest Receivable

Accrued interest receivable at December 31 is summarized as follows:

(Dollars in thousands)	**2010**	2009
Securities available for sale	**$ 626**	916
Loans receivable	**2,685**	3,108
	$3,311	4,024

NOTE 7 Mortgage Servicing Rights, Net

A summary of mortgage servicing activity is as follows:

(Dollars in thousands)	**2010**	2009
Mortgage servicing rights:		
Balance, beginning of year	**$1,315**	$ 728
Originations	**753**	1,143
Amortization	**(482)**	(556)
Balance, end of year	**1,586**	1,315
Valuation reserve	**0**	0
Mortgage servicing rights, net	**$1,586**	$1,315
Fair value of mortgage servicing rights	**$2,263**	$2,138

All of the single family loans sold where the Company continues to service the loans are serviced for FNMA under the mortgage-backed security program or the individual loan sale program. The following is a summary of the risk characteristics of the loans being serviced at December 31, 2010:

(Dollars in thousands)	Loan Principal Balance	Weighted Average Interest Rate	Weighted Average Remaining Term (months)	Number of Loans
Original term 30 year fixed rate	$222,725	5.25%	301	1,919
Original term 15 year fixed rate	102,799	4.69	124	1,523
Adjustable rate	654	3.11	266	8

The gross carrying amount of mortgage servicing rights and the associated accumulated amortization at December 31, 2010 and 2009 are presented in the following table. Amortization expense for mortgage servicing rights was $0.5 million and $0.6 million for the years ended December 31, 2010 and 2009.

(Dollars in thousands)	Gross Carrying Amount	Accumulated Amortization	Unamortized Intangible Assets
December 31, 2010			
Mortgage servicing rights	**$4,172**	**(2,586)**	**1,586**
Total	**$4,172**	**(2,586)**	**1,586**
December 31, 2009			
Mortgage servicing rights	$4,172	(2,857)	1,315
Total	$4,172	(2,857)	1,315

The following table indicates the estimated future amortization expense for amortized intangible assets:

(Dollars in thousands) Year Ended December 31,	Mortgage Servicing Rights
2011	$ 349
2012	313
2013	294
2014	263
2015	216
Thereafter	151
	$1,586

Projections of amortization are based on asset balances and the interest rate environment that existed at December 31, 2010. The Company's actual experience may be significantly different depending upon changes in mortgage interest rates and other market conditions.

NOTE 8 Real Estate

A summary of real estate at December 31 is as follows:

(Dollars in thousands)	2010	2009
Real estate in judgment subject to redemption	$ 333	1,637
Real estate acquired through foreclosure	14,718	12,666
Real estate acquired through deed in lieu of foreclosure	5,682	6,725
Real estate acquired in satisfaction of debt	106	106
	20,839	21,134
Allowance for losses	(4,457)	(4,877)
	$16,382	16,257

NOTE 9 Premises and Equipment

A summary of premises and equipment at December 31 is as follows:

(Dollars in thousands)	2010	2009
Land	$ 2,070	2,070
Office buildings and improvements	9,199	9,148
Furniture and equipment	12,985	12,796
	24,254	24,014
Accumulated depreciation	(14,804)	(13,248)
	$ 9,450	10,766

NOTE 10 Deposits

Deposits and their weighted average interest rates at December 31 are summarized as follows:

	2010			2009		
(Dollars in thousands)	Weighted Average Rate	Amount	Percent of Total	Weighted Average Rate	Amount	Percent of Total
Noninterest checking	0.00%	$ 96,581	14.1%	0.00%	$ 80,330	10.1%
NOW accounts	0.11	94,205	13.8	0.08	103,998	13.0
Savings accounts	0.15	33,973	5.0	0.13	31,068	3.9
Money market accounts	0.75	114,357	16.7	1.25	125,008	15.7
		339,116	49.6		340,404	42.7
Certificates:						
0-0.99%		41,311	6.1		16,615	2.1
1-1.99%		142,742	20.9		113,916	14.3
2-2.99%		105,126	15.4		135,311	17.0
3-3.99%		50,529	7.4		138,152	17.4
4-4.99%		4,113	0.6		47,692	6.0
5-5.99%		293	0.0		3,921	0.5
Total certificates	2.07	344,114	50.4	2.81	455,607	57.3
Total deposits	1.20	$683,230	100.0%	1.82	$796,011	100.0%

At December 31, 2010 and 2009, the Company had $256.3 million and $254.2 million, respectively, of deposit accounts with balances of $100,000 or more. At December 31, 2010 and 2009, the Company had $107.5 million and $211.0 million of certificate accounts, respectively, that had been acquired through a broker. Based on an OTS directive, the Bank may not renew existing brokered deposits, or accept new brokered deposits without the prior consent of the OTS.

Certificates had the following maturities at December 31:

(Dollars in thousands)	2010		2009	
Remaining term to maturity	Amount	Weighted Average Rate	Amount	Weighted Average Rate
1-6 months	$103,567	2.10%	$124,050	3.07%
7-12 months	73,470	1.77	138,389	2.77
13-36 months	159,896	2.18	186,929	2.66
Over 36 months	7,181	2.44	6,239	2.96
	$344,114	2.07	$455,607	2.81

At December 31, 2010, mortgage loans and mortgage-backed and related securities with an amortized cost of approximately $75.5 million were pledged as collateral for certain deposits. An additional $1.6 million of letters of credit from the Federal Home Loan Bank (FHLB) were pledged as collateral on Bank deposits.

Interest expense on deposits is summarized as follows for the years ended December 31:

(Dollars in thousands)	**2010**	2009	2008
NOW accounts	**$ 110**	132	1,543
Savings accounts	**45**	38	412
Money market accounts	**1,341**	1,430	2,821
Certificates	**9,785**	15,979	22,381
	$11,281	17,579	27,157

NOTE 11 Federal Home Loan Bank Advances and Federal Reserve Borrowings

Fixed and variable rate Federal Home Loan Bank advances and Federal Reserve borrowings consisted of the following at December 31:

(Dollars in thousands)	**2010**		2009	
Year of Maturity	**Amount**	**Rate**	Amount	Rate
2010			$ 10,000	6.48%
2011	**$ 52,500**	**4.00%**	52,500	4.00
2013	**70,000**	**4.77**	70,000	4.77
	122,500	**4.44**	132,500	4.59
Lines of Credit — Federal Reserve	**0**	**0.00**	0	0.00
	$122,500	**4.44**	$132,500	4.59

Certain of the advances listed above have call provisions which allow the FHLB to request that the advance be paid back or refinanced at the rates then being offered by the FHLB. As of December 31, 2010, the Company had $70 million in advances from the FHLB with a final maturity in 2013 that are callable quarterly.

At December 31, 2010, the advances from the FHLB were collateralized by the Bank's FHLB stock and mortgage loans and investments with a borrowing capacity of approximately $155.9 million. The Bank has the ability to draw additional borrowings of $31.8 million from the FHLB, based upon the mortgage loans and securities that are currently pledged, subject to approval from the FHLB and a requirement to purchase additional FHLB stock. The Bank also has the ability to draw additional borrowings of $66.0 million from the Federal Reserve Bank, based upon the loans that are currently pledged with them.

NOTE 12 Income Taxes

Income tax expense (benefit) for the years ended December 31 is as follows:

(Dollars in thousands)	**2010**	2009	2008
Current:			
Federal	**$ (3,956)**	(4,551)	(415)
State	**(1,764)**	1,460	(1)
Total current	**(5,720)**	(3,091)	(416)
Deferred:			
Federal	**(2,773)**	(1,213)	(3,575)
State	**(1,781)**	(1,303)	(993)
Total deferred	**(4,554)**	(2,516)	(4,568)
Change in valuation allowance	**16,597**	0	0
	$ 6,323	(5,607)	(4,984)

The reasons for the difference between "expected" income tax benefit utilizing the federal corporate tax rate of 35% for 2009 and 34% for 2010 and 2008 and the actual income tax expense are as follows:

(Dollars in thousands)	**2010**	2009	2008
Expected federal income tax benefit	**$ (7,703)**	(5,741)	(5,138)
Items affecting federal income tax:			
State income taxes, net of federal income tax expense (benefit)	**(2,474)**	170	(642)
Tax exempt interest	**(133)**	(235)	(490)
Goodwill impairment charge	**0**	0	1,293
Increase in valuation allowance	**16,597**	0	0
Other, net	**36**	199	(7)
	$ 6,323	(5,607)	(4,984)

A reconciliation of the change in the gross amount, before related tax effects, of unrecognized tax benefits for 2010 and 2009 is as follows:

(Dollars in thousands)	**2010**	2009
Balance at January 1	**$ 2,210**	600
Settlement of tax position	**(2,210)**	0
Increases for tax positions related to prior years	**0**	1,610
Balance at December 31	**$ 0**	2,210

The $2.2 million decrease in unrecognized tax benefits during 2010 relates to the tax benefits recorded as a result of a favorable Minnesota Supreme Court tax ruling in 2010, which reversed an unfavorable tax court ruling from 2009. Of the $2.2 million benefit recorded in 2010, $1.4 million affected the effective tax rate as the remaining $0.8 million related to the federal tax impact of the state tax benefit. The Company also recognized a $0.7 million reduction in other operating expenses in the consolidated financial statements to reflect the reversal of the accrued interest that had been recorded on the previously unrecognized tax benefits.

The tax effects of temporary differences that give rise to the deferred tax assets and deferred tax liabilities are as follows at December 31:

(Dollars in thousands)	**2010**	2009
Deferred tax assets:		
Allowances for loan and real estate losses	**$ 9,088**	9,724
Deferred compensation costs	**314**	337
Deferred ESOP loan asset	**682**	657
Restricted stock expense	**164**	139
Nonaccruing loan interest	**84**	2,620
Federal net operating loss carry forward	**5,043**	0
State net operating loss carry forward	**3,295**	891
Other	**88**	49
Total gross deferred tax assets	**18,758**	14,417
Valuation allowance	**(16,597)**	0
Deferred tax assets, net of valuation allowance	**2,161**	14,417
Deferred tax liabilities:		
Net unrealized gain on securities available for sale	**356**	809
Deferred loan fees and costs	**263**	258
Premises and equipment basis difference	**636**	950
Originated mortgage servicing rights	**648**	537
Other	**258**	273
Total gross deferred tax liabilities	**2,161**	2,827
Net deferred tax assets	**$ 0**	11,590

The Company has cumulative federal net operating loss carryforwards of $15.8 million at December 31, 2010 that expire beginning in 2029. The Company also has state net operating loss carryforwards of $34.5 million at December 31, 2010 that expire beginning in 2023.

Retained earnings at December 31, 2010 included approximately $8.8 million for which no provision for income taxes was made. This amount represents allocations of income to bad debt deductions for tax purposes. Reduction of amounts so allocated for purposes other than absorbing losses will create income for tax purposes, which will be subject to the then-current corporate income tax rate.

The Company considers the determination of the deferred tax asset amount and the need for any valuation reserve to be a critical accounting policy that requires significant judgment. The Company has, in its judgment, made reasonable assumptions and considered both positive and negative evidence relating to the ultimate realization of deferred tax assets. Positive evidence includes the ability to implement tax planning strategies to accelerate taxable income recognition and the probability that taxable income will be generated in future periods. Negative evidence includes the Company's cumulative loss in the prior three year period, continued operating losses in 2010 and the general business and economic trends. Based upon this evaluation, the Company determined that a full valuation allowance was required with respect to the net deferred tax assets at December 31, 2010.

NOTE 13 Employee Benefits

All eligible full-time employees of the Bank that were hired prior to 2002 were included in a noncontributory multi-employer retirement plan sponsored by the Financial Institutions Retirement Fund (FIRF). Effective September 1, 2002, the accrual of benefits for existing participants was frozen and no new enrollments were permitted into the plan. The actuarial present value of accumulated plan benefits and net assets available for benefits relating to the Bank's employees was not available at December 31, 2010 because such information is not accumulated for each participating institution. As of June 30, 2010, the FIRF valuation report reflected that the Bank was obligated to make a contribution totaling $237,000 which was paid in the fourth quarter of 2010. The required contribution was $167,000 and $55,000 in 2009 and 2008, respectively.

The Company has a qualified, tax-exempt savings plan with a deferred feature qualifying under Section 401(k) of the Internal Revenue Code (the 401(k) Plan). All employees who have attained 18 years of age are eligible to participate in the 401(k) Plan. Participants are permitted to make contributions to the 401(k) Plan equal to the lesser of 50% of the participant's annual salary or the maximum allowed by law, which was $16,500 for 2010. The Company matches 25% of each participant's contributions up to a maximum of 8% of the participant's annual salary. Participant contributions and

earnings are fully and immediately vested. The Company's contributions are vested on a three year cliff basis, are expensed over the vesting period, and were $165,000, $177,000 and $166,000, in 2010, 2009 and 2008, respectively.

The Company has adopted an Employee Stock Ownership Plan (the ESOP) that meets the requirements of Section 4975(e)(7) of the Internal Revenue Code and Section 407(d)(6) of the Employee Retirement Income Security Act of 1974, as amended (ERISA) and, as such, the ESOP is empowered to borrow in order to finance purchases of the common stock of HMN. The ESOP borrowed $6.1 million from the Company to purchase 912,866 shares of common stock in the initial public offering of HMN. As a result of a merger with Marshalltown Financial Corporation (MFC), the ESOP borrowed $1.5 million to purchase an additional 76,933 shares of HMN common stock to account for the additional employees and avoid dilution of the benefit provided by the ESOP. The ESOP debt requires quarterly payments of principal plus interest at 7.52%. The Company has committed to make quarterly contributions to the ESOP necessary to repay the loans including interest. The Company contributed $525,000, $525,000 and $527,000 in 2010, 2009 and 2008, respectively.

As the debt is repaid, ESOP shares that were pledged as collateral for the debt are released from collateral and allocated to eligible employees based on the proportion of debt service paid in the year. The Company accounts for its ESOP in accordance with ASU 718, *Employers' Accounting for Employee Stock Ownership Plans*. Accordingly, the shares pledged as collateral are reported as unearned ESOP shares in stockholders' equity. As shares are determined to be ratably released from collateral, the Company reports compensation expense equal to the current market price of the shares, and the shares become outstanding for earnings per share computations. ESOP compensation expense was $109,000, $100,000 and $380,000, respectively, for 2010, 2009 and 2008.

All employees of the Bank are eligible to participate in the ESOP after they attain age 18 and complete one year of service during which they worked at least 1,000 hours. A summary of the ESOP share allocation is as follows for the years ended:

	2010	2009	2008
Shares allocated to participants beginning of the year	**333,678**	320,937	296,086
Shares allocated to participants	**24,317**	24,317	24,379
Shares purchased with dividends from allocated shares	**38**	0	12,078
Shares distributed to participants	**(22,580)**	(11,576)	(11,606)
Shares allocated to participants end of year	**335,453**	333,678	320,937
Unreleased shares beginning of the year	**450,086**	474,403	498,782
Shares released during year	**(24,317)**	(24,317)	(24,379)
Unreleased shares end of year	**425,769**	450,086	474,403
Total ESOP shares end of year	**761,222**	783,764	795,340
Fair value of unreleased shares at December 31	**$1,196,411**	1,890,361	1,983,005

In June 1995, the Company adopted the 1995 Stock Option and Incentive Plan (1995 Plan). The provisions of the 1995 Plan expired on April 25, 2005 and options may no longer be granted from the 1995 Plan. At December 31, 2010, there were 15,000 vested options under the 1995 Plan that remained unexercised. These options expire 10 years from the date of grant and have an exercise price of $16.25.

In March 2001, the Company adopted the HMN Financial, Inc. 2001 Omnibus Stock Plan (2001 Plan). In April 2009, this plan was superseded by the HMN Financial, Inc. 2009 Equity and Incentive Plan (2009 Plan) and options or restricted shares may no longer be awarded from the 2001 Plan. As of December 31, 2010, there were 45,642 vested and 93,808 unvested options under the 2001 Plan that remained unexercised. These options expire 10 years from the date of grant and have an average exercise price of $20.07. There are also 5,441 shares of restricted stock previously granted to current employees that as of December 31, 2010 remained unvested.

In April 2009, the Company adopted the 2009 Plan. The purpose of the 2009 Plan is to provide key personnel and advisors with an opportunity to acquire a proprietary interest in the Company. The opportunity to acquire a proprietary interest in the Company will aid in attracting, motivating and retaining key personnel and advisors, including non-employee directors, and will align their interest with those of the Company's stockholders. 350,000 shares of HMN common stock were initially available for distribution under the 2009 Plan in either restricted stock or stock options, subject to adjustment for future stock splits, stock dividends and similar changes to the capitalization of the Company. Additionally, shares of restricted stock that are awarded

are counted as 1.2 shares for purposes of determining the total shares available for issue under the 2009 Plan.

A summary of activities under all plans for the past three years is as follows:

	Shares Available for Grant	Restricted Shares Outstanding	Options Outstanding	Award Value/ Weighted Average Exercise Price	Unvested Options: Number	Unvested Options: Weighted Average Grant Date Fair Value	Vesting Period
1995 Plan							
December 31, 2007	0	0	105,500	$12.12	0	$ 0	
December 31, 2008	0	0	105,500	12.12	0	0	
Forfeited/expired	0	0	(65,000)	11.50	0	0	
December 31, 2009	0	0	40,500	13.10	0	0	
Forfeited/expired	**0**	**0**	**(25,500)**	**11.25**	**0**	**0**	
December 31, 2010	**0**	**0**	**15,000**	**16.25**	**0**	**0**	
2001 Plan							
December 31, 2007	171,619	22,771	189,895	19.33	155,605	$1.61	
Granted January 25, 2008	(22,182)	22,182	0	N/A			3 years
Forfeited	5,916	(169)	(5,747)	16.13	(5,747)	1.43	
Vested		(10,491)			(8,770)	2.67	
December 31, 2008	155,353	34,293	184,148	19.43	141,088	1.55	
Forfeited/expired		(4,734)	(33,777)	16.13	(32,257)	1.43	
Forfeited/expired			(5,000)	27.64		2.10	
Termination of new awards under plan	(155,353)						
Vested		(15,044)			(6,000)	3.11	
December 31, 2009	0	14,515	145,371	19.91	102,831	1.49	
Forfeited/expired	**0**	**0**	**(5,921)**	**16.13**	**(5,921)**	**1.43**	
Forfeited/expired	**0**	**(170)**	**0**				
Vested		**(8,904)**			**(3,102)**	**3.52**	
December 31, 2010	**0**	**5,441**	**139,450**	**20.07**	**93,808**	**1.43**	
2009 Plan							
April 28, 2009	350,000						
Granted May 6, 2009	(15,000)		15,000	$ 4.77	15,000	$4.41	5 years
Granted May 6, 2009	(98,866)	82,388		N/A			3 years
December 31, 2009	236,134	82,388	15,000	4.77	15,000	4.41	
Granted January 26, 2010	**(85,290)**	**71,075**	**0**	**N/A**			**3 years**
Forfeited/expired	**7,118**	**(5,790)**	**0**				
Forfeited/expired	**5,921**	**0**	**0**				
Vested	**0**	**(13,630)**	**0**		**(3,000)**	**4.41**	
December 31, 2010	**163,883**	**134,043**	**15,000**	**$ 4.77**	**12,000**	**4.41**	
Total all plans	**163,883**	**139,484**	**169,450**	**$18.38**	**105,808**	**$1.77**	

The following table summarizes information about stock options outstanding at December 31, 2010:

Exercise Price	Number Outstanding	Weighted Average Remaining Contractual Life In Years	Number Exercisable	Number Unexercisable	Unrecognized Compensation Expense	Weighted Average Years Over Which Unrecognized Compensation Will Be Recognized
$16.13	93,910	1.4	102	93,808	$16,313	1.0
16.25	15,000	1.4	15,000	0	0	N/A
27.66	15,540	3.2	15,540	0	0	N/A
26.98	15,000	3.6	15,000	0	0	N/A
30.00	15,000	4.4	15,000	0	0	N/A
4.77	15,000	8.4	3,000	12,000	24,817	3.4
	169,450		63,642	105,808	$41,130	

The Company will issue shares from treasury upon the exercise of outstanding options.

Prior to January 1, 2006, the Company used the intrinsic value method as described in APB Opinion No. 25 and related interpretations to account for its stock incentive plans. Accordingly, there were no charges or credits to expense with respect to the granting or exercise of options since the options were issued at fair value on the respective grant dates. On January 1, 2006, the Company adopted FAS No. 123(R) (ASC 718), which replaced FAS No. 123 and supersedes APB Opinion No. 25. In accordance with this standard, the Company recognized compensation expense in 2010, 2009 and 2008 relating to stock options over the vesting period. The amount of the expense was determined under the fair value method.

The fair value for each option grant is estimated on the date of the grant using a Black Scholes option valuation model. There were no options granted in 2010 or 2008. The following table shows the assumptions that were used in determining the fair value of options granted during 2009:

	2009
Risk-free interest rate	3.15%
Expected life	9 years
Expected volatility	114.0%
Expected dividends	0.0%

NOTE 14 Loss per Common Share

The following table reconciles the weighted average shares outstanding and net loss for basic and diluted loss per common share:

(Dollars in thousands, except per share data)	Year Ended December 31,		
	2010	2009	2008
Weighted average number of common shares outstanding used in basic earnings per common share calculation	**3,766,756**	3,695,827	3,655,078
Net dilutive effect of :			
Options	**0**	0	0
Restricted stock awards	**0**	0	0
Weighted average number of common shares outstanding adjusted for effect of dilutive securities	**3,766,756**	3,695,827	3,655,078
Net loss available to common shareholders	**$ (30,762)**	(12,543)	(10,164)
Basic loss per common share	**$ (8.17)**	(3.39)	(2.78)
Diluted loss per common share	**$ (8.17)**	(3.39)	(2.78)

Options and restricted stock awards are excluded from the loss per share calculation when a net loss is incurred as their inclusion in the calculation would be anti-dilutive and result in a lower loss per common share. Therefore, options and restricted stock awards are zero in all of the above loss per common share calculations.

NOTE 15 Stockholders' Equity

The Company did not repurchase any shares of its common stock in the open market during 2010 or 2009, but did repurchase 30,000 shares during 2008 for $723,500. The repurchased shares were placed in treasury stock.

HMN declared and paid common stock dividends as follows:

Record Date	Payable Date	Dividend Per Share	Quarterly Dividend Payout Ratio
February 15, 2008	March 7, 2008	$0.25	34.25%
May 16, 2008	June 6, 2008	$0.25	64.10%
August 25, 2008	September 8, 2008	$0.25	NM

NM — not meaningful

The Company suspended dividend payments on common stock in the fourth quarter of 2008 due to the net operating loss experienced and the challenging economic environment. Because of the unknown duration of the economic slow down, the continued losses experienced in 2009 and 2010, and the limitation on the payment of dividends set forth in the Supervisory Agreements (as described below and in Note 16), it is not known when any future dividends may be paid by the Company.

The Company's certificate of incorporation authorizes the issuance of up to 500,000 shares of preferred stock, and on December 23, 2008, the Company completed the sale of 26,000 shares of cumulative perpetual preferred stock to the United States Treasury. The preferred stock has a liquidation value of $1,000 per share and a related warrant was also issued to purchase 833,333 shares of HMN common stock at an exercise price of $4.68 per share. The transaction was part of the United States Treasury's capital purchase program under the Emergency Economic Stabilization Act of 2008. Under the terms of the sale, the preferred shares are entitled to a 5% annual cumulative dividend for each of the first five years of the investment, increasing to 9% thereafter, unless HMN redeems the shares. The Company made all required

dividend payments to the Treasury on the outstanding preferred stock in 2010 but deferred the payment of the dividend that was due on February 15, 2011. Under the terms of the certificate of designations for the preferred stock, dividend payments may be deferred without default, but the dividend is cumulative and, if the Company fails to pay dividends for six quarters, whether or not consecutive, the Treasury will have the right to appoint two representatives to the Company's board of directors. The preferred stock cannot be redeemed for a period of three years from the date of the Treasury investment, except with the proceeds of certain qualifying offerings of Tier 1 capital. After three years, the preferred stock may be redeemed in whole or in part, at par plus accrued and unpaid dividends. The preferred stock is non-voting, other than certain class voting rights. The warrant may be exercised at any time over its ten-year term. The discount on the common stock warrant is being amortized over five years and Treasury has agreed not to vote any shares of common stock acquired upon exercise of the warrant. Without the consent of Treasury, for three years following issuance of the preferred stock, HMN cannot (i) increase the rate at which it pays dividends on its common stock in excess of the rate at which it last declared a quarterly common stock dividend, or $0.25 per share, or (ii) subject to certain exceptions, repurchase any shares of HMN common stock outstanding. Both the preferred securities and the warrant qualify as Tier 1 capital.

Under the terms of the written Supervisory Agreements that the Company and the Bank each entered into with the Office of Thrift Supervision (OTS) effective February 22, 2011 as described in Note 16, neither the Company or the Bank may declare or pay any cash dividends, or repurchase or redeem any capital stock, without prior notice to, and consent of, the OTS.

In order to grant a priority to eligible accountholders in the event of future liquidation, the Bank, at the time of conversion to a stock savings bank, established a liquidation account equal to its regulatory capital as of September 30, 1993. In the event of future liquidation of the Bank, an eligible accountholder who continues to maintain their deposit account shall be entitled to receive a distribution from the liquidation account. The total amount of the liquidation account will decrease as the balance of eligible accountholders is reduced subsequent to the conversion, based on an annual determination of such balance.

NOTE 16 Regulatory Matters/Supervisory Agreements and Federal Home Loan Bank Investment

The Bank, as a member of the Federal Home Loan Bank System, is required to hold a specified number of shares of capital stock, which are carried at cost, in the Federal Home Loan Bank of Des Moines. The Bank met this requirement at December 31, 2010. The capital stock investment in the Federal Home Loan Bank of Des Moines was reviewed for any other than temporary impairment as of December 31, 2010 and it was determined that it was not impaired.

The Bank is subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Company's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of the Bank's assets, liabilities and certain off-balance sheet items as calculated under regulatory accounting practices. The Bank's capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings and other factors.

The Bank entered into a written Supervisory Agreement with its primary regulator, the OTS, effective February 22, 2011 that primarily relates to the Bank's financial performance and credit quality issues. This agreement replaced the prior memorandum of understanding that the Bank entered into with the OTS on December 9, 2009. In accordance with the agreement, the Bank must submit a two year business plan that the OTS may make comments upon, and require revisions to. The Bank must operate within the parameters of the final business plan and is required to monitor and submit periodic reports on its compliance with the plan. The Bank must also submit a problem asset reduction plan that the OTS may make comments upon, and require revisions to. The Bank must operate within the parameters of the final problem asset plan and is required to monitor and submit periodic reports on its compliance with the plan. The Bank must also revise its loan modification policies and its program for identifying, monitoring and controlling risk associated with concentrations of credit, and improve the documentation of the allowance for loan and lease losses. In addition, without the consent of the OTS, the Bank may not declare or pay any cash dividends, materially increase the total assets of the Bank, enter into any new contractual arrangement or renew or extend any existing

arrangement related to compensation or benefits with any directors or officer, make any golden parachute payments, or enter into any significant contracts with a third party service provider.

The Company also entered into a written Supervisory Agreement with the OTS effective February 22, 2011. This agreement replaced the prior memorandum of understanding that the Company entered into with the OTS on December 9, 2009. By May 31, 2011, in accordance with the agreement, the Company must submit a capital plan to the OTS through December 31, 2012 that the OTS may make comments upon, and to which it may require revisions. The Company must operate within the parameters of the final capital plan and is required to monitor and submit periodic reports on its compliance with the plan. In addition, without the consent of the OTS, the Company may not incur or issue any debt, guarantee the debt of any entity, declare or pay any cash dividends or repurchase any of the Company's capital stock, enter into any new contractual arrangement or renew or extend any existing arrangement related to compensation or benefits with any directors or officer, or make any golden parachute payments.

Quantitative measures established by regulations to ensure capital adequacy require the Bank to maintain minimum amounts and ratios (set forth in the following table) of Tier I (Core) capital, and Risk-based capital (as defined in the regulations) to total assets (as defined). Management believes, as of December 31, 2010 and 2009, that the Bank met all capital adequacy requirements to which it was subject.

Management believes that based upon the Bank's capital calculations at December 31, 2010 and 2009 and other conditions consistent with the Prompt Corrective Actions provisions of the OTS regulations, the Bank would be categorized as "well-capitalized."

At December 31, 2010 and 2009, the Bank's capital amounts and ratios are presented for actual capital, required capital and excess capital including amounts and ratios in order to qualify as being well capitalized under the Prompt Corrective Actions regulations:

	Actual		Required to be Adequately Capitalized		Excess Capital		To Be Well Capitalized Under Prompt Corrective Action Provisions	
(Dollars in thousands)	Amount	Percent of Assets[1]	Amount	Percent of Assets[1]	Amount	Percent of Assets[1]	Amount	Percent of Assets[1]
December 31, 2010								
Tier I or core capital	**$66,824**	**7.60%**	**$35,181**	**4.00%**	**$31,643**	**3.60%**	**$43,977**	**5.00%**
Tier I risk-based capital	**66,824**	**9.72**	**27,507**	**4.00**	**39,317**	**5.72**	**41,261**	**6.00**
Risk-based capital to risk-weighted assets	**75,420**	**10.97**	**55,014**	**8.00**	**20,406**	**2.97**	**68,768**	**10.00**
December 31, 2009								
Tier I or core capital	$88,723	8.64%	$41,054	4.00%	$47,669	4.64%	$51,317	5.00%
Tier I risk-based capital	88,723	10.87	32,648	4.00	56,075	6.87	48,972	6.00
Risk-based capital to risk-weighted assets	98,925	12.12	65,296	8.00	33,629	4.12	81,620	10.00

[1] Based upon the Bank's adjusted total assets for the purpose of the Tier I or core capital ratios and risk-weighted assets for the purpose of the risk-based capital ratio.

The Bank has been informed by the OTS that it intends to impose an Individual Minimum Capital Requirement ("IMCR") for the Bank. An IMCR requires a bank to establish and maintain levels of capital greater than those generally required for a bank to be classified as "well-capitalized." The Bank has not been informed by the OTS of the timing or capital levels that may be required.

NOTE 17 Financial Instruments with Off-Balance Sheet Risk

The Company is a party to financial instruments with off-balance sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit. These instruments involve, to varying degrees, elements of credit and interest rate risk in excess of the amounts recognized in the balance sheet. The contract amounts of these instruments reflect the extent of involvement by the Company.

The Company's exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit is represented by the contract amount of these commitments. The Company uses the same credit policies in making commitments as it does for on-balance sheet instruments.

(Dollars in thousands)	December 31, Contract Amount 2010	2009
Financial instruments whose contract amount represents credit risk:		
Commitments to originate, fund or purchase loans:		
1-4 family mortgages	$ 629	3,263
Commercial real estate mortgages	0	4,067
Undisbursed balance of loans closed	12,659	20,179
Unused lines of credit	76,670	102,011
Letters of credit	2,355	3,823
Total commitments to extend credit	$92,313	133,343
Forward commitments	$ 3,413	6,278

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since a portion of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Bank evaluates each customer's creditworthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by the Bank upon extension of credit, is based on the loan type and on management's credit evaluation of the borrower. Collateral consists primarily of residential and commercial real estate and personal property.

Forward commitments represent commitments to sell loans to a third party and are entered into in the normal course of business by the Bank.

The Bank issued standby letters of credit which guarantee the performance of customers to third parties. The standby letters of credit outstanding expire over the next 36 months and totaled $2.3 million at December 31, 2010 and $3.8 million at December 31, 2009. The letters of credit are collateralized primarily with commercial real estate mortgages. Since the conditions under which the Bank is required to fund the standby letters of credit may not materialize, the cash requirements are expected to be less than the total outstanding commitments.

NOTE 18 Derivative Instruments and Hedging Activities

The Company originates and purchases single-family residential loans for sale into the secondary market and enters into commitments to sell or securitize those loans in order to mitigate the interest rate risk associated with holding the loans until they are sold. The Company accounts for its commitments in accordance with ASC 815, *Accounting for Derivative Instruments and Hedging Activities*.

The Company had commitments outstanding to extend credit to future borrowers that had not closed prior to the end of the year, which is referred to as its mortgage pipeline. As commitments to originate loans enter the mortgage pipeline, the Company generally enters into commitments to sell the loans into the secondary market. The commitments to originate and sell loans are derivatives that are recorded at market value. As a result of marking these derivatives to market for the period ended December 31, 2010, the Company recorded a decrease in other liabilities of $51,000, a decrease in other assets of $52,000 and a net loss on the sales of loans of $1,000.

As of December 31, 2010, the current commitments to sell loans held for sale are derivatives that do not qualify for hedge accounting. As a result, these derivatives are marked to market. The loans held for sale that are not hedged are recorded at the lower of cost or market. As a result of marking these loans, the Company recorded a decrease in loans held for sale of $6,000 and an increase in other assets of $6,000.

NOTE 19 Fair Value Measurement

The Company has adopted ASC 820, *Fair Value Measurements*, which establishes a framework for measuring the fair value of assets and liabilities using a hierarchy system consisting of three levels, based on the markets in which the assets and liabilities are traded and the reliability of the assumptions used to determine fair value. These levels are:

Level 1 - Valuation is based upon quoted prices for identical instruments traded in active markets that the Company has the ability to access.

Level 2 - Valuation is based upon quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active, and model-based valuation techniques for which significant assumptions are observable in the market.

Level 3 — Valuation is generated from model-based techniques that use significant assumptions not observable in the market and are used only to the extent that observable inputs are not available. These unobservable assumptions reflect our own estimates of assumptions that market participants would use in pricing the asset or liability. Valuation techniques include use of option pricing models, discounted cash flow models and similar techniques.

The following table summarizes the assets of the Company for which fair values are determined on a recurring basis as of December 31, 2010 and 2009.

(Dollars in thousands)	Carrying Value at December 31, 2010 Total	Level 1	Level 2	Level 3
Securities available for sale	**$151,564**	**1,740**	**149,824**	**0**
Mortgage loan commitments	**(1)**	**0**	**(1)**	**0**
Total	**$151,563**	**1,740**	**149,823**	**0**

	Carrying Value at December 31, 2009 Total	Level 1	Level 2	Level 3
Securities available for sale	$159,602	6,222	153,380	0
Mortgage loan commitments	(53)	0	(53)	0
Total	$159,549	6,222	153,327	0

The Company may also be required, from time to time, to measure certain other financial assets at fair value on a nonrecurring basis in accordance with generally accepted accounting principles. These adjustments to fair value usually result from the application of the lower-of-cost-or-market accounting or write-downs of individual assets. For assets measured at fair value on a nonrecurring basis in 2010 that were still held at December 31, the following table provides the level of valuation assumptions used to determine each adjustment and the carrying value of the related individual assets or portfolios at December 31, 2010 and 2009.

(Dollars in thousands)	Carrying Value at December 31, 2010 Total	Level 1	Level 2	Level 3	Year Ended December 31, 2010 Total Losses
Loans held for sale	**$ 2,728**	**0**	**2,728**	**0**	**(6)**
Mortgage servicing rights	**1,586**	**0**	**1,586**	**0**	**0**
Loans[1]	**43,039**	**0**	**43,039**	**0**	**(18,855)**
Real estate, net[2]	**16,382**	**0**	**16,382**	**0**	**(1,782)**
Total	**$63,735**	**0**	**63,735**	**0**	**(20,643)**

	Carrying Value at December 31, 2009 Total	Level 1	Level 2	Level 3	Year Ended December 31, 2009 Total Losses
Loans held for sale	$ 2,965	0	2,965	0	(50)
Mortgage servicing rights	1,315	0	1,315	0	0
Loans[1]	49,074	0	49,074	0	(6,493)
Real estate, net[2]	16,257	0	16,257	0	(3,873)
Total	$69,611	0	69,611	0	(10,416)

(1) Represents carrying value and related specific reserves on loans for which adjustments are based on the appraised value of the collateral. The carrying value of loans fully charged-off is zero.

(2) Represents the fair value and related losses of foreclosed real estate and other collateral owned that were measured at fair value subsequent to their initial classification as foreclosed assets.

NOTE 20 Fair Value of Financial Instruments

ASC 825, *Disclosures about Fair Values of Financial Instruments*, requires disclosure of estimated fair values of the Company's financial instruments, including assets, liabilities and off-balance sheet items for which it is practicable to estimate fair value. The fair value estimates are made as of December 31, 2010 and 2009 based upon relevant market information, if available, and upon the characteristics of the financial instruments themselves. Because no market exists for a significant portion of the Company's financial instruments, fair value estimates are based upon judgments regarding future expected loss experience, current economic conditions, risk characteristics of various financial instruments, and other factors. The estimates are subjective in nature and involve uncertainties and matters of significant judgment and therefore cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

Fair value estimates are based only on existing financial instruments without attempting to estimate the value of anticipated future business or the value of assets and liabilities that are not considered financial instruments. In addition, the tax ramifications related to the realization of the unrealized gains and losses can have a significant effect on the fair value estimates and have not been considered in any of the estimates.

The estimated fair value of the Company's financial instruments are shown below. Following the table, there is an explanation of the methods and assumptions used to estimate the fair value of each class of financial instruments.

	December 31,					
	2010			2009		
(Dollars in thousands)	**Carrying Amount**	**Estimated Fair Value**	**Contract Amount**	Carrying Amount	Estimated Fair Value	Contract Amount
Financial assets:						
Cash and cash equivalents	**$ 20,981**	**20,981**		16,418	16,418	
Securities available for sale	**151,564**	**151,564**		159,602	159,602	
Loans held for sale	**2,728**	**2,728**		2,965	2,965	
Loans receivable, net	**664,241**	**655,508**		799,256	799,849	
Federal Home Loan Bank stock	**6,743**	**6,743**		7,286	7,286	
Accrued interest receivable	**3,311**	**3,311**		4,024	4,024	
Financial liabilities:						
Deposits	**683,230**	**683,230**		796,011	796,011	
Federal Home Loan Bank advances	**122,500**	**129,893**		132,500	141,791	
Accrued interest payable	**1,092**	**1,092**		2,108	2,108	
Off-balance sheet financial instruments:						
Commitments to extend credit	**56**	**56**	**92,313**	103	103	133,343
Commitments to sell loans	**(1)**	**(1)**	**3,413**	(53)	(53)	6,278

Cash and Cash Equivalents The carrying amount of cash and cash equivalents approximates their fair value.

Securities Available for Sale The fair values of securities were based upon quoted market prices.

Loans Held for Sale The fair values of loans held for sale were based upon quoted market prices for loans with similar interest rates and terms to maturity.

Loans Receivable The fair values of loans receivable were estimated for groups of loans with similar characteristics. The fair value of the loan portfolio, with the exception of the adjustable rate portfolio, was calculated by discounting the scheduled cash flows through the estimated maturity using anticipated prepayment speeds and using discount rates that reflect the credit and interest rate risk inherent in each loan portfolio. The fair value of the adjustable loan portfolio was estimated by grouping the loans with similar characteristics and comparing the characteristics of each group to the prices quoted for similar types of loans in the secondary market. This method of estimating fair value does not incorporate the exit-price concept of fair value prescribed by ASC 820, Fair Value Measurements and Disclosures.

Federal Home Loan Bank Stock The carrying amount of FHLB stock approximates its fair value.

Accrued Interest Receivable The carrying amount of accrued interest receivable approximates its fair value since it is short-term in nature and does not present unanticipated credit concerns.

Deposits The fair value of demand deposits, savings accounts and certain money market account deposits is the amount payable on demand at the reporting date. The fair value of fixed maturity certificates of deposit is estimated using the rates currently offered for deposits of similar remaining maturities. If the fair value of the fixed maturity certificates of deposit is calculated at less than the carrying amount, the carrying value of these deposits is reported as the fair value.

The fair value estimate for deposits does not include the benefit that results from the low cost funding provided by the Company's existing deposits and long-term customer relationships compared to the cost of obtaining different sources of funding. This benefit is commonly referred to as the core deposit intangible.

Federal Home Loan Bank Advances The fair values of advances with fixed maturities are estimated based on discounted cash flow analysis using as discount rates the interest rates charged by the FHLB for borrowings of similar remaining maturities.

Accrued Interest Payable The carrying amount of accrued interest payable approximates its fair value since it is short-term in nature.

Commitments to Extend Credit The fair values of commitments to extend credit are estimated using the fees normally charged to enter into similar agreements,

taking into account the remaining terms of the agreements and the present creditworthiness of the counter parties.

Commitments to Sell Loans The fair values of commitments to sell loans are estimated using the quoted market prices for loans with similar interest rates and terms to maturity.

NOTE 21 HMN Financial, Inc. Financial Information (Parent Company Only)

The following are the condensed financial statements for the parent company only as of December 31, 2010 and 2009 and for the years ended December 31, 2010, 2009 and 2008.

(Dollars in thousands)	**2010**	2009	2008
Condensed Balance Sheets			
Assets:			
Cash and cash equivalents	**$ 478**	199	
Investment in subsidiaries	**68,053**	96,575	
Loans receivable, net	**1,500**	2,700	
Prepaid expenses and other assets	**49**	839	
Deferred tax asset, net	**0**	172	
Total assets	**$ 70,080**	100,485	
Liabilities and Stockholders' Equity:			
Accrued expenses and other liabilities	**$ 533**	547	
Total liabilities	**533**	547	
Serial preferred stock	**24,264**	23,785	
Common stock	**91**	91	
Additional paid-in capital	**56,420**	58,576	
Retained earnings	**55,838**	86,115	
Net unrealized gain on securities available for sale	**541**	1,230	
Unearned employee stock ownership plan shares	**(3,384)**	(3,577)	
Treasury stock, at cost, 4,818,263 and 4,883,378 shares	**(64,223)**	(66,282)	
Total stockholders' equity	**69,547**	99,938	
Total liabilities and stockholders' equity	**$ 70,080**	100,485	
Condensed Statements of Loss			
Interest income	**$ 4**	15	98
Equity losses of subsidiaries	**(27,833)**	(10,168)	(9,693)
Other income	**0**	2	2
Compensation and benefits	**(236)**	(236)	(243)
Occupancy	**(24)**	(24)	(24)
Data processing	**(6)**	(6)	(6)
Other	**(551)**	(470)	(466)
Loss before income tax expense (benefit)	**(28,646)**	(10,887)	(10,332)
Income tax expense (benefit)	**332**	(91)	(205)
Net loss	**$(28,978)**	(10,796)	(10,127)
Condensed Statements of Cash Flows			
Cash flows from operating activities:			
Net loss	**$(28,978)**	(10,796)	(10,127)
Adjustments to reconcile net loss to cash provided by operating activities:			
Equity losses of subsidiaries	**27,833**	10,168	9,693
Deferred income tax expense	**172**	220	16
Earned employee stock ownership shares priced above (below) original cost	**(51)**	(56)	118
Stock option compensation	**63**	27	33
Amortization of restricted stock awards	**370**	373	415
Decrease in unearned ESOP shares	**193**	194	194
Decrease in accrued interest receivable	**0**	0	20
Increase (decrease) in accrued expenses and other liabilities	**(15)**	(284)	134
Increase (decrease) in other assets	**791**	(829)	(7)
Other, net	**1**	7	(1)
Net cash provided (used) by operating activities	**379**	(976)	488

(Dollars in thousands)	**2010**	2009	2008
Cash flows from investing activities:			
Investment in subsidiary	**0**	0	(25,000)
Decrease (increase) in loans receivable, net	**1,200**	1,700	(400)
Net cash provided (used) by investing activities	**1,200**	1,700	(25,400)
Cash flows from financing activities:			
Purchase of treasury stock	**0**	0	(723)
Dividends paid to common stockholders	**0**	0	(2,749)
Dividends paid to preferred stockholders	**(1,300)**	(1,163)	0
Proceeds from preferred stock and warrant issued	**0**	0	26,000
Proceeds from dividends on Bank stock	**0**	0	2,000
Net cash (used) provided by financing activities	**(1,300)**	(1,163)	24,528
Increase (decrease) in cash and cash equivalents	**279**	(439)	(384)
Cash and cash equivalents, beginning of year	**199**	638	1,022
Cash and cash equivalents, end of year	**$ 478**	199	638

NOTE 22 Business Segments

The Bank has been identified as a reportable operating segment in accordance with the provisions of ASC 280. SFC and HMN, the holding company, did not meet the quantitative thresholds for a reportable segment and therefore are included in the "Other" category.

The Company evaluates performance and allocates resources based on the segment's net income, return on average assets and return on average equity. Each corporation is managed separately with its own officers and board of directors.

The following table sets forth certain information about the reconciliations of reported net loss and assets for each of the Company's reportable segments.

(Dollars in thousands)	Home Federal Savings Bank	Other	Eliminations	Consolidated Total
At or for the year ended December 31, 2010:				
Interest income — external customers	**$ 48,270**	**0**	**0**	**48,270**
Non-interest income — external customers	**7,302**	**0**	**0**	**7,302**
Loss on limited partnerships	**(31)**	**0**	**0**	**(31)**
Intersegment interest income	**0**	**4**	**(4)**	**0**
Intersegment non-interest income	**174**	**(27,833)**	**27,659**	**0**
Interest expense	**17,263**	**0**	**(4)**	**17,259**
Amortization of mortgage servicing rights, net	**482**	**0**	**0**	**482**
Other non-interest expense	**26,423**	**825**	**(174)**	**27,074**
Income tax expense	**5,991**	**332**	**0**	**6,323**
Net loss	**(27,825)**	**(28,986)**	**27,833**	**(28,978)**
Total assets	**880,570**	**70,100**	**(70,052)**	**880,618**
At or for the year ended December 31, 2009:				
Interest income — external customers	$ 57,770	1	0	57,771
Non-interest income — external customers	8,134	2	0	8,136
Loss on limited partnerships	(54)	0	0	(54)
Intersegment interest income	0	15	(15)	0
Intersegment non-interest income	174	(10,168)	9,994	0
Interest expense	23,883	0	(15)	23,868
Amortization of mortgage servicing rights, net	556	0	0	556
Other non-interest expense	30,563	744	(174)	31,133
Income tax benefit	(5,513)	(94)	0	(5,607)
Net loss	(10,163)	(10,801)	10,168	(10,796)
Total assets	1,035,152	100,515	(99,426)	1,036,241
At or for the year ended December 31, 2008:				
Interest income — external customers	$ 66,496	16	0	66,512
Non-interest income — external customers	7,108	3	0	7,111
Loss on limited partnerships	(8)	0	0	(8)
Intersegment interest income	0	81	(81)	0
Intersegment non-interest income	174	(9,693)	9,519	0
Interest expense	32,877	0	(81)	32,796
Amortization of mortgage servicing rights, net	570	0	0	570
Other non-interest expense	28,091	747	(174)	28,664
Income tax benefit	(4,776)	(208)	0	(4,984)
Net loss	(9,688)	(10,132)	9,693	(10,127)
Total assets	1,144,738	113,078	(112,336)	1,145,480

Report of Independent Registered Public Accounting Firm



The Board of Directors and Stockholders
HMN Financial, Inc.:

We have audited the accompanying consolidated balance sheets of HMN Financial, Inc. (the Company) as of December 31, 2010 and 2009, and the related consolidated statements of loss, stockholders' equity and comprehensive loss, and cash flows for each of the years in the three-year period ended December 31, 2010. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of HMN Financial, Inc. as of December 31, 2010 and 2009, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2010, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), HMN Financial, Inc.'s internal control over financial reporting as of December 31, 2010, based on criteria established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated March 4, 2011 expressed an unqualified opinion on the effectiveness of the Company's internal control over financial reporting.

KPMG LLP

KPMG LLP

Minneapolis, Minnesota
March 4, 2011

OTHER FINANCIAL DATA

The following tables set forth certain information as to the Bank's Federal Home Loan Bank (FHLB) advances and Federal Reserve Bank (FRB) borrowings.

(Dollars in thousands)	Year Ended December 31,		
	2010	2009	2008
Maximum Balance:			
FHLB and FRB advances and borrowings	**$137,500**	210,500	165,000
FHLB and FRB short-term borrowings	**62,500**	78,000	43,000
Average Balance:			
FHLB and FRB advances and borrowings	**129,408**	155,574	122,338
FHLB and FRB short-term borrowings	**37,023**	26,288	11,249

	December 31,					
	2010		2009		2008	
(Dollars in thousands)	**Amount**	**Weighted Average Rate**	Amount	Weighted Average Rate	Amount	Weighted Average Rate
FHLB and FRB short-term borrowings	**$ 52,500**	**4.00%**	$ 10,000	6.48%	$ 10,000	0.50%
FHLB long-term advances	**70,000**	**4.77**	122,500	4.44	132,500	4.59
Total	**$122,500**	**4.44**	$132,500	4.59	$142,500	4.31

Refer to Note 11 of the Notes to Consolidated Financial Statements for more information on the Bank's FHLB advances and FRB borrowings.

SELECTED QUARTERLY FINANCIAL DATA

(Dollars in thousands, except per share data)	December 31, 2010	September 30, 2010	June 30, 2010
Selected Operations Data *(3 months ended):*			
Interest income	$ 10,834	11,963	12,569
Interest expense	3,547	4,189	4,580
Net interest income	7,287	7,774	7,989
Provision for loan losses	10,542	11,946	4,360
Net interest income (loss) after provision for loan losses	(3,255)	(4,172)	3,629
Noninterest income:			
Fees and service charges	1,007	972	920
Loan servicing fees	261	264	274
Securities gains, net	0	0	0
Gain on sales of loans	655	551	467
Other noninterest income	101	105	120
Total noninterest income	2,024	1,892	1,781
Noninterest expense:			
Compensation and benefits	3,300	3,356	3,411
Losses (gains) on real estate owned	1,509	384	33
Occupancy	961	1,055	1,035
Deposit insurance	439	458	519
Data processing	174	292	298
Other noninterest expense	1,836	1,445	1,034
Total noninterest expense	8,219	6,990	6,330
Income (loss) before income tax expense (benefit)	(9,450)	(9,270)	(920)
Income tax expense (benefit)	482	97	6,912
Net income (loss)	(9,932)	(9,367)	(7,832)
Preferred stock dividends and discount	(449)	(447)	(448)
Net income (loss) available to common stockholders	$ (10,381)	(9,814)	(8,280)
Basic earnings (loss) per common share	$ (2.73)	(2.60)	(2.20)
Diluted earnings (loss) per common share	$ (2.73)	(2.60)	(2.20)
Financial Ratios:			
Return (loss) on average assets[1]	(4.41)%	(3.89)%	(3.12)%
Return (loss) on average common equity[1]	(49.64)	(42.01)	(32.14)
Average equity to average assets	9.40	9.56	9.70
Net interest margin[1][2]	3.39	3.37	3.37

(Dollars in thousands)			
Selected Financial Condition Data:			
Total assets	$880,618	907,401	975,243
Securities available for sale:			
Mortgage-backed and related securities	33,506	39,152	43,867
Other marketable securities	118,058	108,676	112,925
Loans held for sale	2,728	3,405	2,940
Loans receivable, net	664,241	699,877	744,629
Deposits	683,230	686,012	746,448
Federal Home Loan Bank advances and Federal Reserve borrowing	122,500	134,000	132,500
Stockholders' equity	69,547	80,156	89,854

(1) Annualized

(2) Net interest income divided by average interest-earning assets.

March 31, 2010	December 31, 2009	September 30, 2009	June 30, 2009	March 31, 2009
12,904	13,304	14,325	14,789	15,353
4,943	5,260	5,735	6,302	6,571
7,961	8,044	8,590	8,487	8,782
6,533	3,445	3,381	13,304	6,569
1,428	4,599	5,209	(4,817)	2,213
842	1,066	1,034	1,010	1,027
268	272	262	256	252
0	0	0	5	0
314	415	493	942	423
150	327	94	73	131
1,574	2,080	1,883	2,286	1,833
3,449	3,119	3,180	3,284	3,849
(761)	61	(357)	3,066	1,103
1,031	1,013	970	1,009	1,092
517	445	371	826	331
276	294	298	311	279
1,505	1,690	1,574	2,107	1,774
6,017	6,622	6,036	10,603	8,428
(3,015)	57	1,056	(13,134)	(4,382)
(1,168)	(92)	175	(3,930)	(1,760)
(1,847)	149	881	(9,204)	(2,622)
(440)	(441)	(438)	(439)	(429)
(2,287)	(292)	443	(9,643)	(3,051)
(0.61)	(0.08)	0.12	(2.62)	(0.83)
(0.61)	(0.08)	0.12	(2.62)	(0.83)
(0.73)%	0.06%	0.34%	(3.37)%	(0.94)%
(7.50)	0.59	3.52	(34.23)	(9.57)
9.70	9.73	9.73	9.83	9.81
3.31	3.28	3.46	3.29	3.30
1,028,476	1,036,241	1,032,717	1,053,618	1,113,359
48,368	53,559	58,737	64,144	72,702
113,714	106,043	76,847	71,722	87,167
2,386	2,965	3,279	5,029	3,880
774,336	799,256	818,897	836,493	877,309
789,792	796,011	781,574	809,965	798,369
132,500	132,500	142,500	132,500	192,500
97,690	99,938	100,446	99,716	109,381

COMMON STOCK INFORMATION

The common stock of HMN Financial, Inc. is listed on the Nasdaq Stock Market under the symbol HMNF. As of December 31, 2010, the Company had 9,128,662 shares of common stock issued and 4,818,263 shares in treasury stock. As of December 31, 2010 there were 625 stockholders of record and 925 estimated beneficial stockholders. The following table represents the stock price information for HMN Financial, Inc. as furnished by Nasdaq for each quarter starting with the quarter ended December 31, 2010 and regressing back to March 31, 2009.

	December 31, 2010	September 30, 2010	June 30, 2010	March 31, 2010	December 31, 2009	September 30, 2009	June 30, 2009	March 31, 2009
HIGH	**$3.80**	**5.00**	**6.78**	**5.99**	6.85	5.79	6.00	4.76
LOW	**2.47**	**3.06**	**4.28**	**4.02**	3.20	3.35	3.05	1.52
CLOSE	**2.81**	**3.16**	**4.58**	**5.50**	4.20	3.75	3.51	3.10



Index	12/31/05	12/31/06	12/31/07	12/31/08	12/31/09	12/31/10
	Period Ending					
HMN Financial, Inc.	100.00	120.44	88.55	15.70	15.78	10.55
NASDAQ Composite	100.00	110.39	122.15	73.32	106.57	125.91
SNL Bank NASDAQ Index	100.00	112.27	88.14	64.01	51.93	61.27

Board of Directors



From left:
Malcolm W. McDonald, Michael J. Fogarty, Karen L. Himle, Hugh C. Smith, Susan K. Kolling

Seated:
Bradley C. Krehbiel, Timothy R. Geisler, Mahlon C. Schneider, Allan R. DeBoer

Timothy R. Geisler
Chairman of the Board
HMN and Home Federal Savings Bank
Mayo Clinic Public Affairs

Allan R. DeBoer
Independent Business Consultant

Michael J. Fogarty
Vice President
C.O. Brown Agency, Inc.

Karen L. Himle
Former Vice President University Relations
University of Minnesota

Susan K. Kolling
Senior Vice President
HMN and Home Federal Savings Bank

Bradley C. Krehbiel
President HMN and Home Federal Savings Bank

Malcolm W. McDonald
Retired Senior Vice President
Space Center, Inc.

Mahlon C. Schneider
Retired Senior Vice President External Affairs
and General Counsel
Hormel Foods Corporation

Hugh C. Smith
Professor of Medicine, Mayo Clinic College of Medicine
Consultant in Cardiovascular Division, Mayo Clinic
Former CEO, Mayo Clinic

(This page intentionally left blank)

(This page intentionally left blank)

HMN Financial, Inc.
1016 Civic Center Drive NW
Rochester, MN 55901
(507) 535-1200

Annual Meeting
The annual meeting of shareholders will be held on Tuesday, April 26, 2011 at 10:00 a.m. (Central Time) at the Rochester Golf and Country Club, 3100 West Country Club Road, Rochester, Minnesota.

Legal Counsel
Faegre & Benson LLP
2200 Wells Fargo Center
90 South Seventh Street
Minneapolis, MN 55402-3901

Independent Registered Public Accounting Firm
KPMG LLP
4200 Wells Fargo Center
90 South Seventh Street
Minneapolis, MN 55402-3900

Investor Information and Form 10-K
Additional information and HMN's Form 10-K, filed with the Securities and Exchange Commission, is available without charge upon request from:

HMN Financial, Inc.
Attn: Investor Relations
1016 Civic Center Drive NW
Rochester, MN 55901
or at *www.hmnf.com*

Transfer Agent and Registrar
Inquiries regarding change of address, transfer requirements, and lost certificates should be directed to HMN's transfer agent:

Wells Fargo Bank, N.A.
Shareowner Services
161 North Concord Exchange
South St. Paul, MN 55075
www.wellsfargo.com/shareownerservices
(800) 468-9716

Directors

Timothy R. Geisler
Chairman of the Board
HMN and Home Federal Savings Bank
Mayo Clinic Public Affairs

Allan R. DeBoer
Independent Business Consultant

Michael J. Fogarty
Chairman
C.O. Brown Agency, Inc.

Karen L. Himle
Former Vice President University Relations
University of Minnesota

Susan K. Kolling
Senior Vice President HMN and Home Federal Savings Bank

Bradley C. Krehbiel
President HMN and Home Federal Savings Bank

Malcolm W. McDonald
Retired Senior Vice President
Space Center, Inc.

Mahlon C. Schneider
Retired Senior Vice President
External Affairs and General Counsel
Hormel Foods Corporation

Hugh C. Smith
Professor of Medicine, Mayo Clinic College of Medicine
and Consultant in Cardiovascular Division,
Mayo Clinic

Executive Officers Who Are Not Directors

Jon J. Eberle
Senior Vice President,
Chief Financial Officer
and Treasurer of
HMN and Home Federal Savings Bank

Dwain C. Jorgensen
Senior Vice President
of HMN and Home Federal Savings Bank

Lawrence D. McGraw
Senior Vice President
Home Federal Savings Bank

Branch Offices of Bank

Albert Lea
143 West Clark Street
Albert Lea, MN 56007
(507) 379-2551

Austin
201 Oakland Avenue West
Austin, MN 55912
(507) 434-2500

Eagan
2805 Dodd Road, Suite 160
Eagan, MN 55121
(651) 405-2000

LaCrescent
208 South Walnut
LaCrescent, MN 55947
(507) 895-9200

Marshalltown
303 West Main Street
Marshalltown, IA 50158
(641) 754-6198

Rochester
1201 South Broadway
Rochester, MN 55901
(507) 536-2416

1016 Civic Center Drive NW
Rochester, MN 55901
(507) 535-1309

3900 55th Street NW
Rochester, MN 55901
(507) 535-3460

2048 Superior Drive NW, Suite 400
Rochester, MN 55901
(507) 226-0800

Spring Valley
715 North Broadway
Spring Valley, MN 55975
(507) 346-9709

Toledo
1301 South County Road
Toledo, IA 52342
(641) 484-7303

Winona
175 Center Street
Winona, MN 55987
(507) 453-6460

Home Federal Private Banking
5201 Eden Avenue, Suite 170
Edina, MN 55436
(952) 848-5360

100 1st Avenue Bldg., Suite 200
Rochester, MN 55902
(507) 280-7256



1016 Civic Center Drive NW
Rochester, Minnesota 55901
507.535.1200
www.hmnf.com